Filed Pursuant to Rule 424(b)(5)
Registration No. 333-167472
PROSPECTUS SUPPLEMENT
(To Prospectus dated June 23, 2010)

8,000,000 Shares

Associated Estates Realty Corporation

Common Shares
$13.60 per share

We are offering 8,000,000 of our common shares, without par value. We have granted the underwriters an option to purchase up to 1,200,000 additional common shares to cover over-allotments.

Our common shares are listed on the New York Stock Exchange and the Nasdaq Global Market under the symbol “AEC.” On September 27, 2010, the last reported sale price of our common shares on the New York Stock Exchange was $14.48 per share and on the Nasdaq Global Market, $14.48 per share.

Subject to certain exceptions, our Second Amended and Restated Articles of Incorporation restrict ownership of more than 4% of our common shares in order to protect our status as a real estate investment trust, or REIT, for federal income tax purposes. See “Description of Common Shares — Restrictions on Ownership” in the accompanying prospectus.

Investing in our common shares involves certain risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement and in the reports we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, incorporated by reference in this prospectus supplement and the accompanying prospectus, to read about factors you should consider before buying our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$13.60	$108,800,000
Underwriting Discount	$0.578	$4,624,000
Proceeds, Before Expenses, to Us	$13.022	$104,176,000

The underwriters expect that the common shares will be ready for delivery on or about October 1, 2010.

Joint Book-Running Managers

Citi	Raymond James	Wells Fargo Securities

Co-Managers

Baird	The Benchmark Company	FBR Capital Markets

Janney Montgomery Scott	Keefe, Bruyette & Woods	Piper Jaffray

PNC Capital Markets LLC	The Huntington Investment Company

September 28, 2010

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus required to be filed with the Securities and Exchange Commission, or the SEC. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such free writing prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering and also adds to or updates the information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information about our common shares and other securities that do not pertain to this offering of common shares. To the extent that the information contained in this prospectus supplement conflicts with any information in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control. The information in this prospectus supplement may not contain all of the information that is important to you. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully before deciding whether to invest in our common shares.

References to “we,” “us,” “our” and “our company” in this prospectus supplement and the accompanying prospectus are to Associated Estates Realty Corporation and its consolidated subsidiaries, unless the context otherwise requires.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the use of forward-looking words, such as “expects,” “projects,” “believes,” “plans,” “anticipates,” “estimates,” “may,” “will” or “intends” or the negative of those words or similar words. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions and financial trends that may affect our future plans of operation, business strategy, results of operations and financial position. For a discussion of factors that could cause actual results to differ from those contemplated in the forward-looking statements, please see the discussion under “Risk Factors” contained in this prospectus supplement and the reports we file under the Exchange Act, incorporated by reference in this prospectus supplement and the accompanying prospectus. We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to forward-looking statements, whether as a result of new information, future events or otherwise.

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SUMMARY

The following summary may not contain all of the information that is important to you. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully before deciding whether to invest in our common shares. In this prospectus supplement, when we refer to our “same community portfolio” for any particular year, we mean the portfolio of properties that we own during such year that are stabilized (i.e., properties that we have owned for at least one year and that have achieved 93% physical occupancy, but excluding Affordable Housing Properties and properties that are held for sale). References to our “same community portfolio” with regard to different years should not be interpreted to mean a comparison of the same group of properties during such different years, but rather a comparison of the group of properties in our portfolio that were stabilized in one year compared to the group of properties in our portfolio that were stabilized in such other year. Other real estate companies may define “same community portfolio” in a different manner.

The Company

We are a fully-integrated, self-administered and self-managed REIT specializing in multifamily property management, development, acquisition, disposition, construction, operation and ownership activities. As of June 30, 2010, our owned and non-owned portfolio consisted of 50 apartment communities containing 12,730 units primarily located in the Midwest, Mid-Atlantic and Southeast. We operate as a REIT for federal income tax purposes and own two taxable REIT subsidiaries that provide asset management and construction services to us and to third parties.

As of June 30, 2010, our portfolio consisted of: (i) 49 apartment communities containing 12,472 units in seven states that are wholly owned, either directly or indirectly through subsidiaries; (ii) one apartment community that we manage for a third party owner consisting of 258 units; and (iii) a 186-unit apartment community and a commercial property containing approximately 145,000 square feet that we asset manage for a government sponsored pension fund. (The contract for the asset management of the 186-unit apartment community was terminated effective August 31, 2010.)

Our corporate headquarters is located at 1 AEC Parkway, Richmond Heights, Ohio 44143 and our telephone number is (216) 261-5000.

Recent Developments

In September 2010, we completed the acquisition of The Ashborough, a 504-unit apartment community located in Ashburn, Virginia, for a purchase price of approximately $90 million. The property was built in 2004 and is located in the Eastern Loudoun County submarket.

We also entered into an agreement to purchase an apartment community located in Dallas, Texas, for a purchase price of approximately $21 million. The due diligence period with regards to this agreement has expired, although the acquisition is subject to satisfaction of customary closing conditions. We expect that the closing will occur in October 2010. There can be no assurance that this acquisition will be consummated.

In addition, in July 2010, we entered into an agreement to purchase a 2.74 acre land parcel and the development rights for the purpose of developing a 242-unit apartment community in Nashville, Tennessee. The development will be owned by a joint venture in which we will have a 90% ownership interest, and Merit Enterprises, Inc., or Merit, our wholly owned subsidiary, will act as general contractor for construction of the development. The acquisition was completed on September 24, 2010.

Our Competitive Strengths

Quality Portfolio of Assets in Attractive Markets.  We own a quality portfolio primarily located in attractive submarkets in major metropolitan areas in the Midwest, Mid-Atlantic and Southeast. Many of our apartment communities are located in close proximity to major employment centers and strong school systems. As of June 30, 2010, our wholly owned apartment communities had an average age of 16 years. A key focus of our acquisition/disposition strategy has been to maintain a younger portfolio, which generally results in assets requiring less capital maintenance.

Positive Trends in Operating Performance.  From 2005 to June 2010, our same community portfolio (as defined above) has averaged 94.4% physical occupancy and generated 4.1% average annual net collected rent growth. Despite the protracted economic downturn, our physical occupancy for our overall portfolio remained strong at 96.0% as of June 30, 2010.

Since 2005, we have executed on our strategic plan to dispose of low margin “legacy” properties and pursued what we believed to be a disciplined approach to capital allocation. We used a portion of the sale proceeds of these dispositions to acquire assets in the Mid-Atlantic and Southeast markets and to repay in excess of $200 million of high coupon commercial mortgage backed securities debt. As of June 30, 2010, 23 of our properties, with a gross book value before depreciation of approximately $387.2 million, are unencumbered by mortgages. Those unencumbered properties generated 33.8% of our property net operating income for the six months ended June 30, 2010.

Multifamily Operating Platform Focused on Value Creation.  We have developed a leasing and management platform that is focused on the support of property level operations and maximizing property net operating income at each of our apartment communities. Resident-centric programs include customized, user-friendly property web pages and portals, credit approval, rent payment, and utility connection set-up and a 24/7 call center for leasing and property information. Management systems include web-based property management software that provides live financial, unit availability, leasing, procurement and expense data and a utility management program that bills residents for trash and water/sewer reimbursements, monitors rates and tariffs, and serves as a centralized utility payment processing center.

We believe our operating platform and extensive infrastructure of personnel, policies and procedures and corporate resources all focused on site level operations will allow us to efficiently manage a larger portfolio as we grow.

Experienced Management Team with Aligned Interests.  Our senior management team has over 165 years of collective multifamily experience and an average of nearly eleven years with our company. We believe that our senior management team’s extensive knowledge of multifamily operations provides us with a key competitive advantage. As of June 30, 2010, our senior management team, directors and members of their respective families collectively owned approximately 9% of our common shares outstanding, which we believe better aligns management’s interest with those of our shareholders.

Operating Strategy and Business Objectives

Acquisition/Disposition.  Our acquisition/disposition strategy has been to purchase properties outside the Midwest, sell older, low margin “legacy” properties located in the Midwest and sell properties in markets where we only owned a single or few properties. While most of our property sales have been comprised of Midwest and single property locations, we continually monitor the profitability of all of our properties and we will consider opportunistic sales of properties in any market, including our targeted growth markets, if we determine that the proceeds from such sales would provide a greater return on equity and increased cash flow when invested in other properties or used to reduce debt or repurchase our shares.

Since 2005, we have sold 31 properties containing a total of 6,923 units including 12 Affordable Housing properties. Consistent with our strategy to diversify outside the Midwest, since 2005, we acquired eight properties consisting of 2,939 units in Florida, Georgia and Virginia. We are aggressively seeking acquisition opportunities.

Property Operations.  We operate in many different markets and submarkets. Each of these markets may have economic characteristics that differ from other markets, and, as a result, the degree to which we can increase rents varies between markets. However, our goal is to maximize property net operating income in all of our markets through a combination of increasing net collected rents and by continual efforts to contain controllable operating expenses. Strategies to increase rents include constant monitoring of our markets, providing superior resident service and desirable communities in which to live, leveraging the power of the internet through enhanced property websites, resident portals and the implementation of programs such as utility and refuse reimbursements. Our AEC Academy for Career Development provides training and support for our employees, which helps us to provide better trained, quality personnel at our communities as well as minimizes or reduces employee turnover. We attempt to control operating expenses through strategies such as utilizing centralized purchasing contracts benefiting multiple properties and through diligent upkeep and regular maintenance at our apartment communities.

Financing and Capital.  Proceeds received from new debt, debt refinancing, property sales or equity issuances are invested based upon the expected return and the impact on our balance sheet. Reducing overall interest costs and increasing the number of unencumbered assets have been two of our principal objectives. During 2007, 2008, 2009 and 2010, we continued to focus on lowering our cost of debt by financing, refinancing and defeasing/prepaying debt. Our weighted average interest rate on our total debt declined 140 basis points from 7.2% at the end of 2006 to 5.8% at June 30, 2010. Our interest coverage ratio and fixed charge coverage ratio were 1.75:1 and 1.55:1, respectively, at June 30, 2010, up from 1.54:1 and 1.38:1, respectively, at December 31, 2006.

During 2008, we increased our $100.0 million unsecured revolving credit facility to $150.0 million. This facility provides financial flexibility and the opportunity to capitalize on strategic acquisitions without the delays associated with financing contingencies. As of June 30, 2010, approximately $35.0 million was outstanding under our unsecured revolving credit facility, leaving approximately $115.0 million of availability under this facility. In addition, we have a credit facility agreement with Wells Fargo Multifamily Capital, on behalf of the Federal Home Loan Mortgage Corporation, or Freddie Mac. Pursuant to the terms of the facility, we have the potential to borrow up to $100 million over a two-year period with obligations being secured by nonrecourse, non cross-collateralized fixed or variable rate mortgages having terms of five, seven or ten years. In August 2010, we used this facility to borrow $36.0 million at a fixed rate of 5.1% for a term of 10 years, leaving $64.0 million of availability under the terms of this facility.

General Contractor/Construction.  Our subsidiary, Merit, is a general contractor that acts as our in-house construction division and provides general contracting and construction management services to third parties.

Our Portfolio

The following table presents property operating data for our portfolio by market and region as of and for the six months ended June 30, 2010:

	No. of	Average	Physical	Property
	Units	Age(1)	Occupancy(2)	Revenue
	(Dollar amounts in thousands)

Midwest Properties
Indiana	836	14	97.8%	$4,177
Michigan	2,888	19	97.3%	12,935
Ohio — Central Ohio	2,621	19	96.4%	12,586
Ohio — Northeastern Ohio	1,303	15	98.9%	7,459

Total/Average Midwest Properties	7,648	18	97.3%	37,157
Mid-Atlantic Properties
Baltimore/Washington	667	24	95.7%	5,114
Virginia	804	4	96.4%	5,348

Total/Average Mid-Atlantic Properties	1,471	13	96.1%	10,462
Southeast Properties
Florida	1,272	11	95.9%	8,779
Georgia	1,717	15	94.5%	7,584

Total/Average Southeast Properties	2,989	14	95.1%	16,363

Total/Average Same Community	12,108	16	96.6%	63,982
Acquisition Properties(3)
Virginia	304	5	90.8%	625
Development Properties
Virginia(4)	60	N/A	N/A	N/A

Total/Average Portfolio	12,472	16	96.0%	$64,607

(1)	Weighted average age shown in years.

(2)	Weighted average physical occupancy is as of June 30, 2010.

(3)	We define acquisition properties as properties which we have owned for less than one year.

(4)	Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia placed in service on June 30, 2010.

The Offering

Issuer	Associated Estates Realty Corporation

Common shares offered by us	8,000,000 common shares, without par value (9,200,000 if the underwriters’ over-allotment option is exercised in full)

Common shares to be outstanding after this offering	40,169,761 common shares (41,369,761 common shares if the underwriters’ over-allotment option is exercised in full)(1)

Use of proceeds	We expect that the net proceeds from this offering will be approximately $104.0 million after deducting the underwriting discount and our estimated expenses (or approximately $119.6 million if the underwriters’ over-allotment option is exercised in full). We intend to use the net proceeds from this offering to fund property acquisitions, to repay indebtedness and for general corporate purposes. Pending application for the foregoing purposes, we intend to use the net proceeds from this offering to temporarily repay borrowings outstanding under our unsecured revolving credit facility.

Ownership limit	Subject to certain exceptions, our Second Amended and Restated Articles of Incorporation restrict ownership of more than 4% of our common shares in order to protect our status as a REIT for federal income tax purposes. See “Description of Common Shares — Restrictions on Ownership” in the accompanying prospectus.

Listing	Our common shares are listed on the New York Stock Exchange and the Nasdaq Global Market under the symbol “AEC.”

Risk factors	An investment in our common shares involves risks, and prospective investors should carefully consider the matters discussed under “Risk Factors” beginning on page S-6 of this prospectus supplement and the reports we file with the SEC pursuant to the Exchange Act, incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment in our common shares.

(1)	The number of common shares to be outstanding after this offering is based on 32,169,761 common shares outstanding as of September 24, 2010 and excludes 751,640 common shares issuable upon the exercise of outstanding options.

RISK FACTORS

You should carefully consider the risks described below and the reports we file with the SEC pursuant to the Exchange Act, incorporated by reference herein, before making an investment in our common shares. The risks and uncertainties described below are not the only ones facing our company and there may be additional risks that we do not presently know of or that we currently consider immaterial. All of these risks could adversely affect our business, financial condition, results of operations and cash flows. As a result, our ability to pay dividends on, and the market price of, our common shares may be adversely affected if any of such risks are realized.

Risks Related to This Offering

The Market Price of Our Common Shares may Fluctuate or Decline Significantly.  The market price of our common shares may fluctuate or decline significantly in response to many factors, including those set forth under “Cautionary Statement Regarding Forward-Looking Statements” as well as:

•	actual or anticipated changes in operating results or business prospects;

•	changes in earnings estimates by securities analysts;

•	an inability to meet or exceed securities analysts’ estimates or expectations;

•	difficulties or inability to access capital or extend or refinance existing debt;

•	decreasing (or uncertainty in) real estate valuations;

•	publication of research reports about us or the real estate industry;

•	changes in analyst ratings or our credit ratings;

•	conditions or trends in our industry or sector;

•	the performance of other multifamily residential REITs and related market valuations;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;

•	we impose shareholder ownership limitations that may discourage a takeover otherwise considered favorable by shareholders;

•	hedging or arbitrage trading activity in our common shares;

•	actions by institutional shareholders;

•	changes in interest rates;

•	capital commitments;

•	additions or departures of key personnel;

•	future sales of our common shares or securities convertible into, or exchangeable or exercisable for, our common shares;

•	the realization of any of the other risk factors included or incorporated by reference in this prospectus supplement and the accompanying prospectus; and

•	general market and economic conditions.

This Offering may have a Dilutive Effect on Our Earnings per Share and Our Funds from Operations per Share.  The issuance of common shares in this offering may have a dilutive effect on our 2010 earnings per share and our funds from operations, as adjusted, per share and could cause the market price of our common shares to decline significantly.

There may be Future Dilution of Our Common Shares.  Our board of directors is authorized under our Second Amended and Restated Articles of Incorporation, as amended, to, among other things, authorize the issuance of additional common shares or preferred shares or securities convertible or exchangeable into equity securities, without shareholder approval. We may issue such additional equity or convertible securities to raise additional capital. Holders of our common shares have no preemptive rights that entitle them to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders. We cannot predict the size of future issuances or sales of our common shares or other related equity securities into the public market or the effect, if any, that such issuances or sales may have on the market price of our common shares.

We may Issue Debt and Equity Securities or Securities Convertible into Equity Securities, Any of Which may be Senior to Our Common Shares as to Distributions and in Liquidation.  In the future, we may issue additional debt or equity securities or securities convertible into or exchangeable for equity securities, or we may enter into debt-like financing that is unsecured or secured by up to all of our multifamily apartment communities. Such securities may be senior to our common shares as to distributions. In addition, in the event of our liquidation, our lenders and holders of our debt and preferred securities would receive distributions of our available assets before distributions to the holders of our common shares.

Risks Related to Our Business.

We are Subject to Risks Inherent in the Real Estate Business and Operation of a REIT.  We own and manage multifamily apartment communities that are subject to varying degrees of risk generally incident to the ownership of real estate. Our financial condition, the value of our properties and our ability to make distributions to our shareholders will be dependent upon our continued access to the debt and equity markets and our ability to operate our properties in a manner sufficient to generate income in excess of operating expenses and debt service charges, which may be affected by the following risks, some of which are discussed in more detail below:

•	changes in the economic climate in the markets in which we own and manage properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors;

•	our ability to refinance debt on favorable terms at maturity;

•	risks of a lessening of demand for the multifamily units that we own or manage;

•	competition from other available multifamily units and changes in market rental rates;

•	new acquisitions and/or development projects may fail to perform in accordance with our expectations;

•	increases in property and liability insurance costs;

•	unanticipated increases in real estate taxes and other operating expenses;

•	weather conditions that adversely affect operating expenses;

•	expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs and real estate tax valuation reassessments or millage rate increases;

•	our inability to control operating expenses or achieve increases in revenue;

•	shareholder ownership limitations that may discourage a takeover otherwise considered favorable by shareholders;

•	the results of litigation filed or to be filed against us;

•	changes in tax legislation;

•	risks of personal injury claims and property damage related to mold claims that are not covered by our insurance;

•	catastrophic property damage losses that are not covered by our insurance;

•	our ability to acquire properties at prices consistent with our investment criteria;

•	risks associated with property acquisitions such as failure to achieve expected results or matters not discovered in due diligence;

•	risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of our properties or the neighborhoods in which they are located; and

•	construction and construction business risks.

We are Dependent on Rental Income from Our Multifamily Apartment Communities.  If we are unable to attract and retain residents or if our residents are unable to pay their rental obligations, our financial condition and funds available for distribution to our shareholders may be adversely affected.

Our Multifamily Apartment Communities are Subject to Competition.  Our apartment communities are located in developed areas that include other apartment communities and compete with other housing alternatives, such as condominiums, single and multifamily rental homes and owner occupied single and multifamily homes. In certain markets, such as Florida, failed condominium conversions or properties originally developed as condominiums are reverting to apartment rentals, creating increasing competition in those markets. Foreclosed single family homes that become rental properties could create additional competition in certain of our markets. Such competition may affect our ability to attract and retain residents and to increase or maintain rental rates.

The Properties We Own are Concentrated in Ohio, Michigan, Georgia, Florida, Virginia, Indiana and Maryland.  As of June 30, 2010, approximately 32%, 23%, 14%, 10%, 9%, 7% and 5% of the units in properties we own were located in Ohio, Michigan, Georgia, Florida, Virginia, Indiana and Maryland, respectively. Our performance, therefore, is linked to economic conditions and the market for available rental housing in the sub-markets in which we operate. The decline in the market for apartment housing in the various sub-markets in Ohio and Michigan, where 55% of our units are located, or to a lesser extent the sub-markets in the other states, may adversely affect our financial condition, results of operations and ability to make distributions to our shareholders.

Our Insurance may not be Adequate to Cover Certain Risks.  There are certain types of risks, generally of a catastrophic nature, such as earthquakes, floods, windstorms, acts of war and terrorist attacks that may be uninsurable, are not economically insurable, or are not fully covered by insurance. Moreover, certain risks, such as mold and environmental exposures, generally are not covered by our insurance. Other risks are subject to various limits, sublimits, deductibles and self insurance retentions, which help to control insurance costs, but which may result in increased exposures to uninsured loss. Any such uninsured loss could have a material adverse effect on our business, financial condition and results of operations.

Secured Debt Financing could Adversely Affect Our Performance.  At June 30, 2010, 26 of our 49 properties were encumbered by project specific, non-recourse, and except for five properties, non-cross-collateralized mortgage debt. There is a risk that these properties may not have sufficient cash flow from operations to pay required principal and interest. We may not be able to refinance these loans at an amount equal to the loan balance and the terms of any refinancing may not be as favorable as the terms of existing indebtedness. If we are unable to make required payments on indebtedness that is secured by a mortgage, the property securing the mortgage may be foreclosed with a consequent loss of income and value to us. Although Fannie Mae and Freddie Mac continue to provide needed financing and refinancing credit facilities to qualified borrowers, such as ourselves, there is no assurance that those facilities will remain available.

Real Estate Investments are Generally Illiquid, and We may not be Able to Sell Our Properties When it is Economically or Strategically Advantageous to do So.  Real estate investments generally cannot be sold quickly, and our ability to sell properties may be affected by market conditions. We may not be able to further diversify or vary our portfolio in accordance with our strategies or in response to economic or other conditions. In addition, provisions of the Internal Revenue Code of 1986, as amended, or the Code, limit the ability of a

REIT to sell its properties in some situations when it may be economically advantageous to do so, thereby potentially adversely affecting our ability to make distributions to our shareholders.

Unsecured Debt Risks.  Our $150.0 million unsecured revolving credit facility will mature in March 2011. We are currently in discussion with our lenders to renew that credit facility. Although current indications suggest that we will be able to renew the facility on acceptable terms, no assurance can be given that we will renew that facility. Moreover, our lack of an investment grade rating on our debt may hinder or make more costly our access to the public debt markets.

Litigation may Result in Unfavorable Outcomes.  Like many real estate operators, we are frequently involved in lawsuits involving premises liability claims, housing discrimination claims and alleged violations of landlord-tenant laws, which may give rise to class action litigation or governmental investigations. Any material litigation not covered by insurance could result in substantial costs being incurred.

The Costs of Complying with Laws and Regulations could Adversely Affect Our Cash Flow.  Our properties must comply with Title III of the Americans with Disabilities Act, or the ADA, to the extent that they are “public accommodations” or “commercial facilities” as defined in the ADA. The ADA does not consider apartment communities to be public accommodations or commercial facilities, except for portions of such communities that are open to the public. In addition, the Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1990 to be accessible to the handicapped. Other laws also require apartment communities to be handicap accessible. Noncompliance with these laws could result in the imposition of fines or an award of damages to private litigants. We have been subject to lawsuits alleging violations of handicap design laws in connection with certain of our developments.

Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on, under or in the property. This liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of the substances. Other laws impose on owners and operators certain requirements regarding conditions and activities that may affect human health or the environment. Failure to comply with applicable requirements could complicate our ability to lease or sell an affected property and could subject us to monetary penalties, costs required to achieve compliance and potential liability to third parties. We are not aware of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our properties. Nonetheless, it is possible that material environmental contamination or conditions exist, or could arise in the future in the apartment communities or on the land upon which they are located.

We are Subject to Risks Associated with Development, Acquisition and Expansion of Multifamily Apartment Communities.  Development projects, acquisitions and expansions of apartment communities are subject to a number of risks, including:

•	availability of acceptable financing;

•	competition with other entities for investment opportunities;

•	failure of such projects, acquisitions or expansions to achieve anticipated operating results;

•	development construction costs exceeding original estimates;

•	construction delays; and

•	expenditure of funds on, and the devotion of management time and effort to, transactions that may not come to fruition.

We Impose Stock Ownership Limitations that may Discourage a Takeover Otherwise Considered Favorable by Shareholders.  With certain limited exceptions, our Second Amended and Restated Articles of Incorporation, as amended and supplemented to date, prohibit the ownership of more than 4% of our outstanding common shares and more than 9.8% of the shares of any series of any class of preferred shares by any person, unless we grant a waiver. Absent such a waiver, any shares owned in excess of such ownership limit are subject to repurchase by us and to other consequences as set forth in our Second Amended and

Restated Articles of Incorporation, as amended. All common shares issued by our company are subject to the following restrictions, whether such shares are in certificated or uncertificated form:

“The Common Shares represented by this certificate are subject to restrictions on transfer for the purpose of preserving the Corporation’s status as a Real Estate Investment Trust under the Internal Revenue Code of 1986, as amended. Subject to certain provisions of the Corporation’s Second Amended and Restated Articles of Incorporation, as amended, no Person may Beneficially Own Common Shares in excess of 4% of the outstanding Common Shares of the Corporation (unless such Person is an Existing Holder) and no Person (other than an Existing Holder who Constructively Owns in excess of 9.8% of the Common Shares immediately following the consummation of the Initial Public Offering) may Constructively Own Common Shares in excess of 9.8% of the outstanding Common Shares of the Corporation. Any Person who attempts to Beneficially Own or Constructively Own Common Shares in excess of the above limitations must immediately notify the Corporation. All capitalized terms in this legend have the meanings defined in the Corporation’s Second Amended and Restated Articles of Incorporation, a copy of which, including the restrictions of transfer, will be sent without charge to each shareholder who so requests. If the restrictions on transfer are violated, certain of the Common Shares represented may be subject to repurchase by the Corporation on the terms and conditions set forth in the Corporation’s Second Amended and Restated Articles of Incorporation, as amended.”

Any preferred shares we would issue would be subject to the same restrictions except for the ownership limit, which instead would be 9.8%.

We have a Shareholders Rights Plan Which would Delay or Prevent a Change in Control.  We also have a shareholders rights plan, which may be triggered if any person or group becomes the beneficial owner of, or announces an offer to acquire, 15% or more of our common shares. We are domiciled in the State of Ohio, where various state statutes place certain restrictions on takeover activity. Our shareholders rights plan and these restrictions are likely to have the effect of precluding acquisition of control of us without our consent even if a change in control is in the interests of shareholders. All common shares issued by our company include the following reference to such shareholders rights agreement whether such shares are in certificated or uncertificated form:

“This certificate also evidences and entitles the holder hereof to certain Rights as set forth in an Second Amended and Restated Shareholder Rights Agreement between Associated Estates Realty Corporation, an Ohio corporation (the “Company”), and Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A. as rights agent (the “Rights Agent”), dated as of December 30, 2008 (as amended, supplemented or otherwise modified from time to time, the “Rights Agreement”), the terms of which are incorporated by reference herein and a copy of which is on file at the principal offices of the Company and the stock transfer administration office of the Rights Agent. The Company will mail a copy of the Rights Agreement without charge to the holder of this certificate within five days after the receipt of a written request therefor. Under certain circumstances, as set forth in the Rights Agreement, the Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company may redeem the Rights at a redemption price of $0.01 per Right, subject to adjustment, under the terms of the Rights Agreement. Under certain circumstances, Rights issued to or held by Acquiring Persons or by any Affiliates or Associates thereof (as defined in the Rights Agreement), and any subsequent holder of such Rights, may become null and void. The Rights are not exercisable, and are void so long as held, by a holder in any jurisdiction where the requisite qualification to the issuance to such holder, or the exercise by such holder, of the Rights in such jurisdiction has not been obtained.”

We may Fail to Qualify as a REIT and Our Shareholders may Incur Tax Liability as a Result.  Commencing with our taxable year ending December 31, 1993, we have operated in a manner so as to permit us to qualify as a REIT under the Code, and we intend to continue to operate in such a manner. Although we believe that we will continue to operate as a REIT, no assurance can be given that we will remain qualified as a REIT. If we were to fail to qualify as a REIT in any taxable year, we would not be allowed a deduction for distributions to our shareholders in computing our taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Unless we are entitled to relief under certain Code provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which REIT qualification was lost. As a result, the cash available for distribution to our shareholders could be reduced or eliminated for each of the years involved.

We are Subject to Control by Our Directors and Officers.  Our directors and executive officers and members of their respective families owned approximately 9% of our outstanding common shares as of June 30, 2010. Accordingly, those persons have substantial influence over us and the outcome of matters submitted to our shareholders for approval.

We Depend on Our Key Personnel.  Our success depends to a significant degree upon the continued contribution of key members of our management team, who may be difficult to replace. The loss of services of these executives could have a material adverse effect on us. There can be no assurance that the services of such personnel will continue to be available to us. Our Chairman of the Board, President and Chief Executive Officer, Mr. Jeffrey I. Friedman, is a party to an employment agreement with us. Other than Mr. Friedman, we do not have employment agreements with key personnel. We do not hold key-man life insurance on any of our key personnel.

We may be Exposed to Construction Business Risks.  Our subsidiary, Merit, is engaged in the construction business as a general contractor. Inherent risks of those operations include the following:

•	fixed price or guaranteed maximum cost contracts can be adversely affected by a number of factors that cause actual results to exceed the cost estimates at the time of original bid, resulting in increased project costs and possible losses;

•	penalties for late completion;

•	adverse weather conditions;

•	continuing difficulties in the development and construction industries;

•	continuing difficulties in obtaining financing for development and construction;

•	failure of subcontractors to perform as anticipated; and

•	bonding indemnification obligations for which the parent company is responsible.

USE OF PROCEEDS

We expect that the net proceeds from this offering will be approximately $104.0 million after deducting the underwriting discount and our estimated expenses (or approximately $119.6 million if the underwriters’ over-allotment option is exercised in full). We intend to use the net proceeds from this offering to fund property acquisitions, to repay indebtedness and for general corporate purposes. Pending application for the foregoing purposes, we intend to use the net proceeds from this offering to temporarily repay borrowings outstanding under our unsecured revolving credit facility. Our unsecured revolving credit facility has a current interest rate of 1.6% and matures in March 2011. As of June 30, 2010, approximately $35.0 million was outstanding under our unsecured revolving credit facility.

Affiliates of certain of the underwriters, including Raymond James & Associates, Inc., Wells Fargo Securities, LLC, PNC Capital Markets LLC, and The Huntington Investment Company, are among several lenders under our unsecured revolving credit facility and may receive a pro rata portion of the net proceeds from this offering used to repay amounts drawn on this facility. See “Underwriting.”

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This discussion is a supplement to, and is intended to be read together with, the discussions under the caption “Certain Federal Income Tax Considerations — Taxation of Taxable U.S. Shareholders” included in the accompanying prospectus. This summary is for general information only and is not tax advice.

Tax Rates.  The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” is currently generally 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” is currently generally taxed at a rate of 15%. In general, dividends payable by REITs are not eligible for the 15% tax rate on qualified dividend income, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, distributed taxable income that a REIT retained and on which it paid tax in a prior taxable year). The applicable provisions of the United States federal income tax laws relating to the 15% tax rate are scheduled to “sunset” or revert to the provisions of prior law effective for taxable years beginning after December 31, 2010, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income. United States holders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

UNDERWRITING

Citigroup Global Markets Inc., Raymond James & Associates, Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers and as the representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common shares set forth opposite the underwriter’s name.

Number
Underwriter	of Shares

Citigroup Global Markets Inc.	3,280,000
Raymond James & Associates, Inc.	1,920,000
Wells Fargo Securities, LLC	800,000
Robert W. Baird & Co., Incorporated	600,000
The Benchmark Company, LLC	320,000
FBR Capital Markets & Co.	200,000
Janney Montgomery Scott LLC	200,000
Keefe, Bruyette & Woods, Inc.	200,000
Piper Jaffray & Co.	160,000
PNC Capital Markets LLC	160,000
The Huntington Investment Company	160,000

Total	8,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common shares (other than those covered by the over-allotment option described below) if they purchase any of the common shares.

Common shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any common shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $0.3468 per share. If all the common shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

If the underwriters sell more common shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,200,000 additional common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common shares approximately proportionate to that underwriter’s initial purchase commitment. Any common shares issued or sold under the option will be issued and sold on the same terms and conditions as the other common shares that are the subject of this offering.

We and our officers and directors have agreed, subject to certain exceptions that, for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any common shares or any securities convertible into or exchangeable for our common shares. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to our company occurs, or (ii) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The common shares are listed on the New York Stock Exchange and the Nasdaq Global Market under the symbol “AEC.”

The following table shows the underwriting discount that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by Us
	No Exercise	Full Exercise

Per share	$0.578	$0.578
Total	$4,624,000	$5,317,600

We estimate that our expenses in connection with the sale of the common shares, other than the underwriting discount, will be $200,000.

In connection with the offering, the underwriters may purchase and sell common shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of common shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of common shares in an amount up to the number of common shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of common shares in an amount in excess of the number of common shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of common shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•	To close a naked short position, the underwriters must purchase common shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase common shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of common shares to close the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase common shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or the Nasdaq Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. Affiliates of certain of the underwriters, including Raymond James & Associates, Inc., Wells Fargo Securities, LLC, PNC Capital Markets LLC and The Huntington Investment Company, are among several lenders under our

$150.0 million unsecured revolving credit facility. To the extent any portion of the net proceeds from this offering is used to repay amounts drawn on this facility, these affiliates will receive a pro rata portion of the net proceeds from this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common shares described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of common shares may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors, as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of common shares described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of common shares through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final sale of the common shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the common shares, other than the underwriters, is authorized to make any further offer of the common shares on our behalf.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the common shares described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the common shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the common shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2009, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the common shares offered hereby as well as certain legal matters described under “Certain Federal Income Tax Considerations” in the accompanying prospectus have been passed upon by Baker & Hostetler LLP, Cleveland, Ohio. Albert T. Adams, a director of our company, is a partner of Baker & Hostetler LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sidley Austin LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available on the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and its copy charges.

You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We also maintain a website at http://www.AssociatedEstates.com. Please note that all references to http://www.AssociatedEstates.com in this prospectus supplement and the accompanying prospectus are inactive textual references only and that the information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Information that we have previously filed with the SEC can be “incorporated by reference” into this prospectus supplement and the accompanying prospectus. The process of incorporation by reference allows us to disclose important information to you without duplicating that information in this prospectus supplement and the accompanying prospectus. The information we incorporate by reference is considered a part of this prospectus supplement and the accompanying prospectus. The information in this prospectus supplement and the accompanying prospectus, including any information that we incorporate by reference, will be updated and superseded automatically by our filings with the SEC after the date of this prospectus supplement and the accompanying prospectus and prior to our sale of the common shares covered by this prospectus supplement. We are incorporating by reference the filed information contained in documents listed below:

(a)	Our Annual Report on Form 10-K for the year ended December 31, 2009;

(b)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010;

(c)	Our Current Reports on Form 8-K filed with the SEC on February 4, 2010, May 5, 2010, August 10, 2010 and September 21, 2010; and

(d)	The description of our common shares contained in our Form 8-A dated October 14, 1993.

We are also incorporating by reference any filed information in filings we make with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to our sale of the common shares covered by this prospectus supplement.

We will furnish without charge to each person (including any beneficial owner) to whom a prospectus supplement is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits). Requests for such documents should be made to:

Mail:	Associated Estates Realty Corporation Attention: Investor Relations 1 AEC Parkway Richmond Heights, Ohio 44143

Telephone:	216-261-5000

Website:	http://www.AssociatedEstates.com (select “Contact AEC” option)

PROSPECTUS

$500,000,000

Associated Estates Realty Corporation
Debt Securities, Preferred Shares,
Depositary Shares, Common Shares and
Common Share Warrants

Associated Estates Realty Corporation (the “Company”) may from time to time offer and sell in one or more offerings (i) one or more series of its unsecured debt securities (the “Debt Securities”) (ii) whole or fractional preferred shares (collectively, “Preferred Shares”) (iii) Preferred Shares represented by depositary shares (“Depositary Shares”), (iv) common shares, without par value (“Common Shares”), or (v) warrants to purchase Common Shares (“Common Share Warrants”), with an aggregate public offering price of up to $500,000,000, on terms to be determined at the time or times of offering. The Debt Securities, Preferred Shares, Depositary Shares, Common Shares and Common Share Warrants (collectively, the “Offered Securities”) may be offered, separately or together, in separate classes or series, in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a “Prospectus Supplement”).

The specific terms of the Offered Securities to which this Prospectus relates will be set forth in the applicable Prospectus Supplement and will include, when applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder thereof, terms for sinking fund payments, terms for conversion into Preferred Shares or Common Shares, and any initial public offering price; (ii) in the case of Preferred Shares, the specific class, series, title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Depositary Shares, the whole or fractional Preferred Shares represented by each such Depositary Share; (iv) in the case of Common Shares, any initial public offering price; and (v) in the case of Common Share Warrants, the duration, offering price, exercise price and detachability features. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust (“REIT”) for federal income tax purposes.

The applicable Prospectus Supplement will also contain information, when applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by that Prospectus Supplement.

The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names and any applicable purchase price, fee, commission or discount arrangement will be set forth in or will be calculable from the information set forth in the applicable Prospectus Supplement. No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of those Offered Securities. See “Plan of Distribution” for possible indemnification arrangements with underwriters, dealers and agents.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is June 23, 2010

No person has been authorized to give any information or to make any representations in connection with this offering other than those contained or incorporated by reference in this Prospectus or an applicable Prospectus Supplement and, if given or made, such information or representations must not be relied upon as having been authorized by the company or any underwriter, dealer or agent. This Prospectus and any applicable Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the company since the date hereof or thereof.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the use of forward-looking words, such as “expects,” “projects,” “believes,” “plans,” “anticipates,” “estimates,” “may,” “will” or “intends” or the negative of those words or similar words. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions and financial trends that may affect our future plans of operation, business strategy, results of operations and financial position. For a discussion of factors that could cause actual results to differ from those contemplated in the forward-looking statements, please see the discussion under “Risk Factors” contained in this Prospectus and in other information contained in our publicly available filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2009 and other reports we file under the Securities Exchange Act of 1934. We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

You should carefully consider the risks described below and the documents we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, incorporated by reference herein, before making an investment decision in our company. The risks and uncertainties described below are not the only ones facing our company and there may be additional risks that we do not presently know of or that we currently consider immaterial. All of these risks could adversely affect our business, financial condition, results of operations and cash flows. As a result, our ability to pay dividends on, and the market price of, our equity securities may be adversely affected if any of such risks are realized.

We are subject to risks inherent in the real estate business and operation of a REIT.  We own and manage multifamily apartment communities that are subject to varying degrees of risk generally incident to the ownership of real estate. Our financial condition, the value of our properties and our ability to make distributions to our shareholders will be dependent upon our continued access to the debt and equity markets and our ability to operate our properties in a manner sufficient to generate income in excess of operating expenses and debt service charges, which may be affected by the following risks, some of which are discussed in more detail below:

•	changes in the economic climate in the markets in which we own and manage properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors;

•	our ability to refinance debt on favorable terms at maturity;

•	risks of a lessening of demand for the multifamily units that we own or manage;

•	competition from other available multifamily units and changes in market rental rates;

•	new acquisitions and/or development projects may fail to perform in accordance with our expectations;

•	increases in property and liability insurance costs;

•	unanticipated increases in real estate taxes and other operating expenses;

•	weather conditions that adversely affect operating expenses;

•	expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs and real estate tax valuation reassessments or millage rate increases;

•	our inability to control operating expenses or achieve increases in revenue;

•	shareholder ownership limitations that may discourage a takeover otherwise considered favorable by shareholders;

•	the results of litigation filed or to be filed against us;

•	changes in tax legislation;

•	risks of personal injury claims and property damage related to mold claims that are not covered by our insurance;

•	catastrophic property damage losses that are not covered by our insurance;

•	our ability to acquire properties at prices consistent with our investment criteria;

•	risks associated with property acquisitions such as failure to achieve expected results or matters not discovered in due diligence;

•	risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of our properties or the neighborhoods in which they are located; and

•	construction and construction business risks.

We are dependent on rental income from our multifamily apartment communities.  If we are unable to attract and retain residents or if our residents are unable to pay their rental obligations, our financial condition and funds available for distribution to our shareholders may be adversely affected.

Our multifamily apartment communities are subject to competition.  Our apartment communities are located in developed areas that include other apartment communities and compete with other housing alternatives, such as condominiums, single and multifamily rental homes and owner occupied single and multifamily homes. In certain markets, such as Florida, failed condominium conversions or properties originally developed as condominiums are reverting to apartment rentals, creating increasing competition in those markets. Moreover, rentals resulting from home bank foreclosures may create additional competition in certain of our markets. Such competition may affect our ability to attract and retain residents and to increase or maintain rental rates.

The properties we own are concentrated in Ohio, Michigan, Georgia, Florida, Virginia, Indiana and Maryland.  As of June 4, 2010, approximately 32%, 23%, 14%, 10%, 9%, 7% and 5% of the units in properties we own were located in Ohio, Michigan, Georgia, Florida, Virginia, Indiana and Maryland, respectively. Our performance, therefore, is linked to economic conditions and the market for available rental housing in the sub-markets in which we operate. The decline in the market for apartment housing in the various sub-markets in Ohio and Michigan, where 55% of our units are located, or to a lesser extent the sub-markets in the other states, may adversely affect our financial condition, results of operations and ability to make distributions to our shareholders.

Our insurance may not be adequate to cover certain risks.  There are certain types of risks, generally of a catastrophic nature, such as earthquakes, floods, windstorms, acts of war and terrorist attacks that may be uninsurable, are not economically insurable, or are not fully covered by insurance. Moreover, certain risks, such as mold and environmental exposures, generally are not covered by our insurance. Other risks are subject to various limits, sublimits, deductibles and self insurance retentions, which help to control insurance costs, but which may result in increased exposures to uninsured loss. Any such uninsured loss could have a material adverse effect on our business, financial condition and results of operations.

Secured debt financing could adversely affect our performance.  At June 4, 2010, 26 of our 49 properties were encumbered by project specific, non-recourse, and except for five properties, non-cross-collateralized mortgage debt. There is a risk that these properties may not have sufficient cash flow from operations to pay required principal and interest. We may not be able to refinance these loans at an amount equal to the loan balance and the terms of any refinancing may not be as favorable as the terms of existing indebtedness. If we are unable to make required payments on indebtedness that is secured by a mortgage, the property securing the mortgage may be foreclosed with a consequent loss of income and value to us. Although Fannie Mae and Freddie Mac continue to provide needed financing and refinancing credit facilities to qualified borrowers, such as ourselves, there is no assurance that those facilities will remain available.

Unsecured debt risks.  Our $150 million unsecured credit facility will mature in March 2011. We are currently in discussions with our lenders to renew that credit facility at the expiration of its current term. Although current indications suggest that we will be able to renew that facility on favorable terms, no assurance can be given that we will be able to renew that facility and whether the terms of any such renewal will be at least as favorable as those under the current facility. Moreover, the Company’s not having an investment grade rating may hinder or make more costly its access to public debt markets.

Real estate investments are generally illiquid, and we may not be able to sell our properties when it is economically or strategically advantageous to do so.  Real estate investments generally cannot be sold quickly, and our ability to sell properties may be affected by market conditions. We may not be able to further diversify or vary our portfolio in accordance with our strategies or in response to economic or other conditions. In addition, provisions of the Internal Revenue Code of 1986, as amended, or the Code, limit the ability of a REIT to sell its properties in some situations when it may be economically advantageous to do so, thereby potentially adversely affecting our ability to make distributions to our shareholders.

Litigation may result in unfavorable outcomes.  Like many real estate operators, we are frequently involved in lawsuits involving premises liability claims, housing discrimination claims and alleged violations of landlord-tenant laws, which may give rise to class action litigation or governmental investigations. Any material litigation not covered by insurance could result in substantial costs being incurred.

The costs of complying with laws and regulations could adversely affect our cash flow.  Our properties must comply with Title III of the Americans with Disabilities Act, or the ADA, to the extent that they are “public accommodations” or “commercial facilities” as defined in the ADA. The ADA does not consider apartment communities to be public accommodations or commercial facilities, except for portions of such communities that are open to the public. In addition, the Fair Housing Amendments Act of 1988, or the FHAA, requires apartment communities first occupied after March 13, 1990 to be accessible to the handicapped. Other laws also require apartment communities to be handicap accessible. Noncompliance with these laws could result in the imposition of fines or an award of damages to private litigants. We have been subject to lawsuits alleging violations of handicap design laws in connection with certain of our developments.

Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on, under or in the property. This liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of the substances. Other laws impose on owners and operators certain requirements regarding conditions and activities that may affect human health or the environment. Failure to comply with applicable requirements could complicate our ability to lease or sell an affected property and could subject us to monetary penalties, costs required to achieve compliance and potential liability to third parties. We are not aware of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our properties. Nonetheless, it is possible that material environmental contamination or conditions exist, or could arise in the future in the apartment communities or on the land upon which they are located.

We are subject to risks associated with development, acquisition and expansion of multifamily apartment communities.  Development projects, acquisitions and expansions of apartment communities are subject to a number of risks, including:

•	availability of acceptable financing;

•	competition with other entities for investment opportunities;

•	Failure of such projects, acquisitions or expansions to achieve anticipated operating results;

•	Development construction costs exceeding original estimates;

•	construction delays; and

•	expenditure of funds on, and the devotion of management time and effort to, transactions that may not come to fruition.

We impose stock ownership limitations that may discourage a takeover otherwise considered favorable by shareholders.  With certain limited exceptions, our Second Amended and Restated Articles of Incorporation, as amended and supplemented to date, prohibit the ownership of more than 4% of our outstanding common shares and more than 9.8% of the shares of any series of any class of our preferred shares by any person, unless we grant a waiver. Absent such a waiver, any shares owned in excess of such ownership limit are subject to repurchase by us and to other consequences as set forth in our Second Amended and Restated Articles of Incorporation. All shares of stock issued by our company are subject to the following restrictions, whether such shares are in certificated or uncertificated form:

“The Common Shares represented by this certificate are subject to restrictions on transfer for the purpose of preserving the Corporation’s status as a Real Estate Investment Trust under the Internal Revenue Code of 1986, as amended. Subject to certain provisions of the Corporation’s Second Amended and Restated Articles of Incorporation, no Person may Beneficially Own Common Shares in excess of 4% of the outstanding Common Shares of the Corporation (unless such Person is an Existing Holder) and no Person (other than an Existing Holder who Constructively Owns in excess of 9.8% of the Common Shares immediately following the consummation of the Initial Public Offering) may Constructively Own Common Shares in excess of 9.8% of the outstanding Common Shares of the Corporation. Any Person who attempts to Beneficially Own or Constructively Own Common Shares in excess of the above limitations must immediately notify the Corporation. All capitalized terms in this legend have the meanings defined in the Corporation’s Second Amended and Restated Articles of Incorporation, a copy of which, including the restrictions of transfer, will be sent without charge to each shareholder who so requests. If the restrictions on transfer are violated, certain of the Common Shares represented may be subject to repurchase by the Corporation on the terms and conditions set forth in the Corporation’s Second Amended and Restated Articles of Incorporation.”

We have a shareholders rights plan which would delay or prevent a change in control.  We have a shareholders rights plan, which may be triggered if any person or group becomes the beneficial owner of, or announces an offer to acquire, 15% or more of our common shares. We are domiciled in the State of Ohio, where various state statutes place certain restrictions on takeover activity. Our shareholders rights plan and these restrictions are likely to have the effect of precluding acquisition of control of us without our consent even if a change in control is in the interests of shareholders. All shares of stock issued by our company include the following reference to such shareholders rights agreement whether such shares are in certificated or uncertificated form:

“This certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Second Amended and Restated Shareholder Rights Agreement between Associated Estates Realty Corporation, an Ohio corporation (the “Company”), and Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A. as rights agent (the “Rights Agent”), dated as of December 30, 2008 (as amended, supplemented or otherwise modified from time to time, the “Rights Agreement”), the terms of which are incorporated by reference herein and a copy of which is on file at the principal offices of the Company and the stock transfer administration office of the Rights Agent. The Company will mail a copy of the Rights Agreement without charge to the holder of this certificate within five days after the receipt of a written request therefore. Under certain circumstances, as set forth in the Rights Agreement, the Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company may redeem the Rights at a redemption price of $0.01 per Right, subject to adjustment, under the terms of the Rights Agreement. Under certain circumstances, Rights issued to or held by Acquiring Persons or by any Affiliates or Associates thereof (as defined in the Rights Agreement), and any subsequent holder of such Rights, may become null and void. The Rights are not exercisable, and are void so long as held, by a holder in any jurisdiction where the requisite qualification to the issuance to such holder, or the exercise by such holder, of the Rights in such jurisdiction has not been obtained.”

We may fail to qualify as a REIT and may incur tax liability as a result.  Commencing with our taxable year ending December 31, 1993, we have operated in a manner so as to permit us to qualify as a REIT under the Code, and we intend to continue to operate in such a manner. Although we believe that we will continue to operate as a REIT, no assurance can be given that we will remain qualified as a REIT. If we were to fail to qualify as a REIT in any taxable year, we would not be allowed a deduction for distributions to our shareholders in computing our taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Unless we are entitled to relief under certain Code provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which REIT qualification was lost. As a result, the cash available for distribution to our shareholders could be reduced or eliminated for each of the years involved.

We are subject to control by our directors and officers.  Our directors and executive officers and some members of their respective families owned approximately 9% of our outstanding common shares as of June 4, 2010. Accordingly, those persons have substantial influence over us and the outcome of matters submitted to our shareholders for approval.

We depend on our key personnel.  Our success depends to a significant degree upon the continued contribution of key members of our management team, who may be difficult to replace. The loss of services of these executives could have a material adverse effect on us. There can be no assurance that the services of such personnel will continue to be available to us. Our Chairman of the Board, President and Chief Executive Officer, Mr. Jeffrey I. Friedman, is a party to an employment agreement with us. Other than Mr. Friedman, we do not have employment agreements with key personnel. We do not hold key-man life insurance on any of our key personnel.

We may be exposed to construction business risks.  Our subsidiary, Merit, is engaged in the construction business as a general contractor. Inherent risks of those operations include the following:

•	fixed price contracts can be adversely affected by a number of factors that cause actual results to exceed the cost estimates at the time of original bid, resulting in increased project costs and possible losses;

•	penalties for late completion;

•	adverse weather conditions;

•	continuing difficulties in the development and construction industries;

•	continuing difficulties in obtaining financing for development and construction;

•	failure of subcontractors to perform as anticipated; and

•	bonding indemnification obligations for which the parent company is responsible.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available on the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and its copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We also maintain a website at http://www.AssociatedEstates.com. Please note that all references to http://www.AssociatedEstates.com in this Prospectus are inactive textual references only and that the information contained on our website is not incorporated by reference into this Prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Information that we have previously filed with the SEC can be “incorporated by reference” into this Prospectus. The process of incorporation by reference allows us to disclose important information to you without duplicating that information in this Prospectus. The information we incorporate by reference is considered a part of this Prospectus. The information in this Prospectus, including any information that we incorporate by reference, will be updated and superseded automatically by our filings with the SEC after the date of this Prospectus. We are incorporating by reference the filed information contained in the documents listed below:

(a) Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

(b) Quarterly Report on Form 10-Q for the quarter ended March 31, 2010;

(c) Current Reports on Form 8-K filed with the SEC on February 4, 2010 and May 5, 2010; and

(d) The description of the Company’s Common Shares contained in the Company’s Form 8-A dated October 14, 1993.

We are also incorporating by reference any filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities.

We will furnish without charge to each person (including any beneficial owner) to whom a Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits). Requests for such documents should be made to:

Mail:	Associated Estates Realty Corporation Attention: Investor Relations 1 AEC Parkway Richmond Heights, Ohio 44143

Telephone:	216-261-5000

Website:	http://www.AssociatedEstates.com
(under “Investors” select “Contact Info” option)

THE COMPANY

We are a fully-integrated, self-administered and self-managed REIT specializing in multifamily property management, advisory, development, acquisition, disposition, construction, operation and ownership activities. As of June 4, 2010, our owned and non-owned portfolio consisted of 50 apartment communities containing 12,670 units located in the Midwest, Mid-Atlantic and Southeast. We operate as a REIT for federal income tax purposes and own two taxable REIT subsidiaries that provide asset management and construction services to us and to third parties.

As of June 4, 2010, our portfolio consisted of: (i) 49 apartment communities containing 12,412 units in seven states that are wholly owned, either directly or indirectly through subsidiaries; (ii) one apartment community that we manage for a third party owner consisting of 258 units; and (iii) a 186-unit apartment community and a commercial property containing approximately 145,000 square feet that we asset manage for a government sponsored pension fund.

Our corporate headquarters is located at 1 AEC Parkway, Richmond Heights, Ohio 44143 and our telephone number is (216) 261-5000.

The foregoing information concerning us does not purport to be comprehensive. For additional information concerning our business and affairs, including capital requirements and external financing plans, pending legal and regulatory proceedings and descriptions of certain laws and regulations to which we may be subject, please refer to the documents incorporated by reference into this Prospectus.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our ratio of earnings to fixed charges for the three month period ended March 31, 2010 and the fiscal years ended December 31, 2009, December 31, 2008, December 31, 2007, December 31, 2006 and December 31, 2005 were as follows:

Time Period	Ratio

December 31, 2005	0.66
December 31, 2006	0.56
December 31, 2007	0.65
December 31, 2008	0.72
December 31, 2009	0.73
Three month period ended March 31, 2010	0.65

Our ratio of earnings to combined fixed charges and preferred stock dividends for the three month period ended March 31, 2010 and the fiscal years ended December 31, 2009, December 31, 2008, December 31, 2007, December 31, 2006 and December 31, 2005 were as follows:

Time Period	Ratio

December 31, 2005	0.59
December 31, 2006	0.51
December 31, 2007	0.59
December 31, 2008	0.64
December 31, 2009	0.65
Three month period ended March 31, 2010	0.58

For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations before taxes and extraordinary items. Fixed charges consist of preferred dividends accrued, interest costs, whether expensed or capitalized, the interest component of rental expense, the interest component of ground rent and the amortization of debt discounts and issue costs, whether expensed or capitalized. During the three months ended March 31, 2010 and the twelve months ended December 31, 2009, 2008, 2007, 2006, and 2005, the total dollar amount of the deficiency in the ratio of earnings to fixed charges was $2.9 million, $9.4 million, $11.1 million, $14.5 million, $24.6 million and $14.8 million, respectively. During the three months ended March 31, 2010 and the twelve months ended December 31, 2009, 2008, 2007, 2006, and 2005, the total dollar amount of the deficiency in the ratio of earnings to combined fixed charges and preferred dividends was $3.9 million, $13.6 million, $15.7 million, $19.4 million, $29.6 million and $19.9 million, respectively.

USE OF PROCEEDS

Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, which may include the acquisition of properties, the expansion and improvement of certain properties in the Company’s portfolio and the repayment of indebtedness.

DESCRIPTION OF DEBT SECURITIES

The Company may issue Debt Securities under an indenture (the “Indenture”) to be entered into between the Company and a trustee to be named. A supplemental indenture entered into at the time of an offering will describe the specific terms of each series of Debt Securities to be offered and together with the Indenture will constitute the Indenture governing such Debt Securities. The specific terms of Debt Securities offered by any prospectus supplement will be detailed in such prospectus supplement.

The following is a summary of certain general provisions of the Indenture and does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture, supplemental indentures and the Debt Securities. We have filed the form of Indenture with the SEC as an exhibit to our registration statement, of which this prospectus is a part, and you should read the Indenture for provisions that may be important to you. See “Where You Can Find More Information” above for information on how to obtain a copy of the form of Indenture.

Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them in the Indenture.

General

The Debt Securities will be direct, unsecured obligations of the Company. The Indenture provides that the Debt Securities issued thereunder may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities issued under the Indenture, and a successor Trustee may be appointed to act with respect to such series.

Reference is made to each Prospectus Supplement for the specific terms of the series of Debt Securities being offered thereby, which will include some or all of the following:

•	the title of the series;

•	any limit on the total principal amount of the Debt Securities of the same series;

•	the Person to whom any interest on a series of Debt Securities is payable, if other than the Person to whom the Debt Security is registered;

•	the date or dates on which principal is payable;

•	the rate or rates at which any series of Debt Securities shall bear interest; the date or dates from which interest accrues; the interest payment dates; and the record date for any such interest payable;

•	if the Debt Security is a floating rate debt security, the interest rate basis; any applicable index currency or index maturity, spread or spread multiplier or initial base rate, maximum rate or minimum rate; the interest reset, determination, calculation and payment dates; the day count convention used to calculate interest payments for any period; the business day convention; and the calculation agent;

•	if the Debt Security is an indexed debt security, the principal amount, if any, we will pay at maturity, interest payment dates, the amount of interest, if any, we will pay on an interest payment date or the formula we will use to calculate these amounts, if any, and the terms on which the Debt Security will be exchangeable for or payable in cash, securities or other property;

•	if the Debt Security may be converted into or exercised or exchanged for Common Shares, Preferred Shares or other securities of the Company or debt or equity securities of one or more third parties (and/or cash in lieu of such securities), the terms on which conversion, exercise or exchange may occur, including whether conversion, exercise or exchange is mandatory, at the option of the holder or at our option, the period during which conversion, exercise or exchange may occur, the initial conversion, exercise or exchange price or rate and the circumstances or manner in which the amount of Common Shares or Preferred Shares or other securities issuable upon conversion, exercise or exchange may be adjusted;

•	if the Debt Security is an original issue discount debt security, the yield to maturity and provisions relating to the accretion of the principal thereof;

•	if applicable, the circumstances under which the Debt Security may be redeemed at our option or repaid at the holder’s option before the stated maturity, including any redemption commencement date, repayment date(s), redemption price(s) and redemption period(s);

•	the authorized denominations, if other than $1,000 and integral multiples of $1,000;

•	if applicable, the circumstances under which we will pay additional amounts on any Debt Securities held by a person who is not a United States person for tax purposes and under which we can redeem the debt securities if we have to pay additional amounts;

•	the names and duties of any co-trustees, depositaries, authenticating agents, paying agents, transfer agents or registrars for the Debt Security, as applicable;

•	the currency or currencies for principal and interest, if not U.S. dollars;

•	certain additional terms with respect to declarations of acceleration upon an event of default and defeasibility of the Debt Securities;

•	the depositary for the Debt Security, if other than The Depository Trust Company (“DTC”), and any circumstances under which the holder may request securities in non-global form, if we choose not to issue the Debt Security in book-entry form only;

•	any addition to, elimination of or other change to the provisions of the indenture, as apply to the Debt Securities, with respect to events of default, covenants of the Company and/or actions permitted or required to be taken by the holders of the Debt Securities;

•	any benefits, rights, remedies and claims with respect to the Debt Securities that persons other than the Company and the trustee may have, if applicable;

•	any provisions related to subordination of any Debt Securities to other indebtedness of the Company (including other series of Debt Securities);

•	the assets, if any, that will be pledged as security for the payment of the Debt Security; and

•	any other terms of the Debt Security which could be different from those described in this prospectus.

Redemption or Repayment

If there are any provisions regarding redemption or repayment applicable to a Debt Security, we will describe them in a prospectus supplement.

We or our affiliates may purchase Debt Securities from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Debt Securities that we or they purchase may, at our discretion, be held, resold or canceled.

Mergers and Similar Transactions

We are generally permitted under the Indenture to merge or consolidate with another corporation or other entity. We are also permitted under the Indenture to sell all or substantially all of our assets to another corporation or other entity. With regard to any series of Debt Securities, however, we may not take any of these actions unless all the following conditions, among other things, are met:

•	If the successor entity in the transaction is not the Company, the successor entity must be organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and must expressly assume our obligations under the Debt Securities of that series and the Indenture.

•	Immediately after the transaction, no default under the Debt Securities of that series has occurred and is continuing. For this purpose, “default under the Debt Securities of that series” means an event of default with respect to that series or any event that would be an event of default with respect to that series if the requirements for giving us default notice and for our default having to continue for a specific period of time were disregarded. We describe these matters below under ‘‘— Default, Remedies and Waiver of Default.”

If the conditions described above are satisfied with respect to the Debt Securities of any series, we will not need to obtain the approval of the holders of those Debt Securities in order to merge or consolidate or to sell our assets. Also, these conditions will apply only if we wish to merge or consolidate with another entity or sell all or substantially all of our assets to another entity. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another entity, any transaction that involves a change of control of the Company but in which we do not merge or consolidate and any transaction in which we sell less than substantially all our assets.

If we sell all or substantially all of our assets and the purchaser assumes our obligations under the Debt Securities of any series and the Indenture with respect to that series, we will be released from all our liabilities and obligations under the Debt Securities of such series and the Indenture with respect to such series.

Defeasance, Covenant Defeasance and Satisfaction and Discharge

When we use the term defeasance, we mean discharge from some or all of our obligations under the Indenture. If we deposit with the trustee funds or government securities, or if so provided in the applicable prospectus supplement, obligations other than government securities, sufficient to make payments on any series of Debt Securities on the dates those payments are due and payable and other specified conditions are satisfied, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the Debt Securities of such series (“legal defeasance”); or

•	we will be discharged from any covenants we make in the Indenture for the benefit of such series and the related events of default will no longer apply to us (“covenant defeasance”).

If we legally defease any series of Debt Securities, the holders of such securities will not be entitled to the benefits of the Indenture, except for our obligations to register the transfer or exchange of such securities, replace stolen, lost or mutilated securities or maintain paying agencies and hold moneys for payment in trust. In case of covenant defeasance, our obligation to pay principal, premium and interest on the applicable series of Debt Securities will also survive, as may other provisions depending on the nature of the defeasance.

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the applicable series of Debt Securities to recognize gain or loss for federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

Default, Remedies and Waiver of Default

Unless otherwise specified in the applicable prospectus supplement, when we refer to an event of default with respect to any series of Debt Securities, we mean any of the following:

•	we do not pay the principal or any premium on any Debt Security of that series when due at its stated maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

•	we do not pay interest on any Debt Security of that series within 30 days after the due date;

•	we remain in breach of our covenants regarding mergers or sales of substantially all of our assets or any other covenant we make in the Indenture for the benefit of the relevant series, for a period of 60 days after we receive a notice of default stating that we are in breach and requiring us to remedy the breach within a specified time after receipt of such notice. The notice must be sent by the trustee or the holders of at least 25% in principal amount of the relevant series of Debt Securities;

•	we file for bankruptcy or other events of bankruptcy, insolvency or reorganization relating to the Company occur;

•	if the applicable prospectus supplement states that any additional event of default applies to the series, that event of default occurs.

We may change, eliminate, or add to the events of default with respect to any particular series or any particular Debt Security or Debt Securities within a series, as indicated in the applicable prospectus supplement.

Except as otherwise specified in the applicable prospectus supplement, if an event of default has occurred with respect to any series of Debt Securities and has not been cured or waived, the trustee or the holders of not less than 25% in principal amount of all Debt Securities of that series then outstanding may declare the entire principal amount of the Debt Securities of that series to be due immediately. Except as otherwise specified in the applicable prospectus supplement, if the event of default occurs because of events in bankruptcy, insolvency or reorganization relating to the Company, the entire principal amount of the Debt Securities of that series will be automatically accelerated, without any action by the trustee or any holder.

Each of the situations described above is called an acceleration of the stated maturity of the affected series of Debt Securities. Except as otherwise specified in the applicable prospectus supplement, if the stated maturity of any series is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in principal amount of the Debt Securities of that series may cancel the acceleration for the entire series.

If an event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the Indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

Except as described in the prior paragraph, the trustee is not required to take any action under the Indenture at the request of any holders unless the holders offer the trustee protection satisfactory to it from loss, liability or expense. These majority holders may also direct the trustee in performing any other action under the Indenture with respect to the debt securities of that series.

Before a holder may take steps to enforce its rights or protect its interests relating to any Debt Security, all of the following must occur:

•	the holder must give the trustee written notice that an event of default has occurred with respect to the Debt Securities of the series, and the event of default must not have been cured or waived;

•	the holders of at least 25% in principal amount of all Debt Securities of the series must request that the trustee take action because of the default, and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after the above steps have been taken; and

•	during those 60 days, the holders of a majority in principal amount of the Debt Securities of the series must not have given the trustee directions that are inconsistent with such request.

Book-entry and other indirect owners should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity.

Waiver of Default

The holders of a majority in principal amount of the Debt Securities of any series may by notice to the trustee waive an existing default and its consequences for all Debt Securities of that series except (i) a default in the payment of the principal of or interest on a Debt Security (ii) a default arising from the failure to redeem or purchase any Debt Security when required pursuant to the Indenture or (iii) a default in respect of a provision that under the Indenture cannot be amended without the consent of each securityholder affected. If this happens, the default is deemed cured, but no such waiver shall extend to any subsequent or other default or impair any consequent right.

Annual Information about Defaults to the Trustee

We will furnish to the trustee within 120 days after the end of each fiscal year a certificate indicating whether the signers thereof know of any default that occurred in the previous year.

Modifications and Waivers

Changes Requiring Each Holder’s Approval

We and the trustee may amend the Indenture or a series of Debt Securities with the written consent of the holders of at least a majority in principal amount of such series of Debt Securities then outstanding. However, without the consent of each securityholder affected thereby, an amendment or waiver may not:

•	change the stated maturity of, or any installment of principal of or interest on, any Debt Security, or reduce the principal amount of, the rate of interest on or any premium payable upon the redemption of any Debt Security;

•	permit redemption of a Debt Security if not previously permitted;

•	change the location for, or currency of, any payment on a Debt Security;

•	change the ranking or priority of any Debt Security that would adversely affect the securityholders;

•	impair the right of any holder of a Debt Security to institute suit for the enforcement of any payment on or with respect to such holder’s Debt Security;

•	reduce the amount of Debt Securities whose holders must consent to an amendment; or

•	change the amendment provisions which require each holder’s consent or the waiver provisions.

Changes Not Requiring Approval

We and the trustee, may amend the Indenture or the Debt Securities without notice to or consent of any securityholder:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture;

•	to add to the covenants of the Company for the benefit of the holders of the Debt Securities or to surrender any right or power conferred upon the Company;

•	to add additional events of default for the benefit of the holders of the Debt Securities;

•	to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities;

•	to secure the Debt Securities;

•	to establish the form or terms of any series of Debt Securities as permitted under the Indenture;

•	to evidence and provide for the acceptance of appointment by a successor trustee or to facilitate the administration of the trusts under the Indenture by more than one trustee, pursuant to the requirements of the Indenture;

•	to facilitate the issuance, payment or conversion of any Debt Securities that by their terms may be converted into securities or other property other than securities of the same series;

•	to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

•	to make any amendment to the provisions of the Indenture relating to the transfer and legending of Debt Securities; provided, however, that (a) compliance with the Indenture as so amended would not result in Debt Securities being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders to transfer Debt Securities; or

•	to make any other change that does not adversely affect the rights of any holder of the Debt Securities in any material respect.

Changes Requiring Majority Approval

Any other change to the Indenture as it relates to a series of Debt Securities and such series of Debt Securities issued thereunder would require the approval by the holders of a majority in principal amount of such series of Debt Securities.

Special Rules for Action by Holders

Only holders of outstanding Debt Securities of the applicable series will be eligible to take any action under the Indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction with respect to Debt Securities of that series. Also, we will count only outstanding Debt Securities in determining whether the various percentage requirements for taking action have been met. Any Debt Securities owned by us or any of our affiliates or surrendered for cancellation or for payment or redemption of which money has been set aside in trust are not deemed to be outstanding. Any required approval or waiver must be given by written consent.

In some situations, we may follow special rules in calculating the principal amount of Debt Securities that are to be treated as outstanding for the purposes described above. This may happen, for example, if the principal amount is payable in a non-U.S. dollar currency, increases over time or is not to be fixed until maturity.

We will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under the Indenture. In certain limited circumstances, only the trustee will be entitled to set a record date for action by holders. If we or the trustee sets a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any global Debt Security may be set in accordance with procedures established by the depositary from time to time. Accordingly, record dates for global Debt Securities may differ from those for other Debt Securities.

Form, Exchange and Transfer

If any Debt Securities cease to be issued in registered global form, they will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	unless we indicate otherwise in the applicable prospectus supplement, in denominations of $1,000 and integral multiples of $1,000.

Holders may exchange their Debt Securities for Debt Securities of smaller denominations or combined into fewer Debt Securities of larger denominations, as long as the total principal amount is not changed. Holders may not exchange Debt Securities for securities of a different series or having different terms, unless permitted by the terms of that series and described in the applicable prospectus supplement.

Holders may exchange or transfer their Debt Securities at the office of the trustee. They may also replace lost, stolen, destroyed or mutilated Debt Securities at that office. We have appointed the trustee to act as our agent for registering Debt Securities in the names of holders and transferring and replacing Debt Securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their Debt Securities, but they may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership. The transfer agent may require an indemnity before replacing any Debt Securities.

If we have designated additional transfer agents for a Debt Security, they will be named in the applicable prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If the Debt Securities of any series are redeemable and we redeem less than all those Debt Securities, we may block the transfer or exchange of those Debt Securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers of or exchange any Debt Security selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any Debt Security being partially redeemed.

If a debt security is issued as a global debt security, only DTC or other depositary will be entitled to transfer and exchange the debt security as described in this subsection, since the depositary will be the sole holder of the debt security.

The rules for exchange described above apply to exchange of Debt Securities for other Debt Securities of the same series and kind. If a Debt Security is convertible, exercisable or exchangeable into or for a different kind of security, such as one that we have not issued, or for other property, the rules governing that type of conversion, exercise or exchange will be described in the applicable prospectus supplement.

Payments

We will pay interest, principal and other amounts payable with respect to the Debt Securities of any series to the holders of record of those Debt Securities as of the record dates and otherwise in the manner specified below or in the prospectus supplement for that series.

We will make payments on a global debt security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will pay directly to the depositary, or its nominee, and not to any indirect owners who own beneficial interests in the global debt security. An indirect owner’s right to receive those payments will be governed by the rules and practices of the depositary and its participants.

We will make payments on a Debt Security in non-global, registered form as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all other payments by check at the paying agent described below, against surrender of the Debt Security. All payments by check will be made in next-day funds — i.e., funds that become available on the day after the check is cashed.

Alternatively, if a non-global Debt Security has a face amount of at least $1,000,000 and the holder asks us to do so, we will pay any amount that becomes due on the Debt Security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request wire payment, the holder must give the paying agent appropriate wire transfer instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person or entity who is the holder on the relevant regular record date. In the case of any other payment, payment will be made only after the Debt Security is surrendered to the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive payments on their Debt Securities.

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Paying Agents

We may appoint one or more financial institutions to act as our paying agents, at whose designated offices Debt Securities in non-global entry form may be surrendered for payment at their maturity. We call each of those offices a paying agent. We may add, replace or terminate paying agents from time to time. We may also choose to act as our own paying agent. We will specify in the prospectus supplement for the debt security the initial location of each paying agent for that Debt Security. We must notify the trustee of changes in the paying agents.

Notices

Notices to be given to holders of a global Debt Security will be given only to the depositary, in accordance with its applicable policies as in effect from time to time. Notices to be given to holders of Debt Securities not in global form will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive notices.

Our Relationship With the Trustee

The prospectus supplement for the Debt Security will describe any material relationships we may have with the trustee with respect to that Debt Security.

Governing Law

The Indenture and the Debt Securities will be governed by New York law.

Form of Debt Securities

Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary (the “Depositary”), or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”) as set forth in the applicable prospectus supplement. Except as set forth under the heading “— Global Debt Securities and Book-Entry System” below, book-entry debt securities will not be issuable in certificated form.

Global Debt Securities and Book-Entry System.

Each global debt security representing book-entry debt securities will be issued to the Depositary or a nominee of the Depositary and registered in the name of the Depositary or a nominee of the Depositary.

The Depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the Depositary for the related global debt security (“participants”) or persons that may hold interests through participants. Upon the issuance of a global debt security, the Depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants.

The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

So long as the Depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the Depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

We understand, however, that under existing industry practice, the Depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the Depositary with respect to such global debt security for purposes of obtaining any consents, declarations, waivers or directions required to be given by holders of the debt securities pursuant to the indenture.

We will make payments of principal of, and premium and interest, if any, on book-entry debt securities to the Depositary or its nominee, as the case may be, as the registered holder of the related global debt security. The Company, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

We expect that the Depositary, upon receipt of any payment of principal of, premium or interest, if any, on a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such Depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

We will issue certificated debt securities in exchange for each global debt security only if (i) the Depositary notifies us that it is unwilling or unable to continue as Depositary for such global debt security or if at any time such Depositary ceases to be a clearing agency registered under the Exchange Act, and, in either case, we fail to appoint a successor Depositary registered as a clearing agency under the Exchange Act within 90 days of such event or (ii) we execute and deliver to the trustee an officers’ certificate to the effect that such global debt security shall be so exchangeable. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the Depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

We have obtained the foregoing information concerning the Depositary and the Depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

DESCRIPTION OF COMMON SHARES

General

The Second Amended and Restated Articles of Incorporation of the Company, as amended (the “Articles”) authorize the issuance of up to 91,000,000 Common Shares, without par value. As of June 4, 2010, there were 32,120,102 Common Shares issued and outstanding. In addition, up to 805,064 Common Shares have been reserved for issuance upon the exercise of options under the Company’s employee share option plans of which 35,000 Common Shares have been reserved for issuance upon the exercise of options granted to the Company’s independent directors. Furthermore, as of June 4, 2010, 236,885 Common Shares have been reserved for issuance under the executive deferred compensation plan and 253,290 Common Shares have been reserved for issuance under the directors’ deferred compensation plan. The Common Shares are listed on the NYSE and the Nasdaq Global Market under the symbol “AEC.” Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A. is the transfer agent and registrar of the Common Shares.

The following description of the Common Shares sets forth certain general terms and provisions of the Common Shares to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Shares will be issuable upon conversion of Debt Securities or Preferred Shares of the Company or upon the exercise of Common Share Warrants issued by the Company. The statements below describing the Common Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Articles and the Company’s Amended and Restated Code of Regulations (the “Code of Regulations”).

Holders of Common Shares are entitled to receive dividends, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. The payment and declaration of dividends on the Common Shares and purchases thereof by the Company will be subject to certain restrictions if the Company fails to pay dividends on any outstanding Preferred Shares. See “Description of Preferred Shares.” The holders of Common Shares, upon any liquidation, dissolution or winding-up of, or any distribution of the assets of the Company, are entitled to receive ratably any assets remaining after payment in full of all liabilities of the Company, including the preferential amounts owing with respect to any Preferred Shares. The Common Shares possess ordinary voting rights, with each share entitling the holder thereof to one vote. Holders of Common Shares do not have cumulative voting rights in the election of directors and do not have preemptive rights.

All of the Common Shares now outstanding are, and any Common Shares offered hereby when issued will be, fully paid and nonassessable. The Company’s Articles provide that except in certain specified instances, no director of the Company will be personally liable to the Company or any of its shareholders for monetary damages for breach of any fiduciary duty as a director. However, this provision may not limit the availability of monetary relief for violations of securities laws and does not limit the availability of non-monetary relief.

Restrictions on Ownership

With certain limited exceptions, our Second Amended and Restated Articles of Incorporation, as amended and supplemented to date (collectively the “Articles”), prohibit the ownership of more than 4% of our outstanding common shares and more than 9.8% of the shares of any series of any class of our preferred shares by any person, unless we grant a waiver. See Risk Factors and Article IV of our Articles for further information.

Shareholder Rights Plan

Each Common Share trades with a preferred share purchase right pursuant to the shareholder rights agreement between the Company and Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A. Each preferred share purchase right entitles the holder to purchase a unit consisting of one one-thousandth of a Class B Series I Cumulative Preferred Share. The rights are not currently exercisable, but will become exercisable if any person or group becomes the beneficial owner of, or announces an offer to acquire, 15% or more of the Common Shares.

DESCRIPTION OF COMMON SHARE WARRANTS

The Company may issue Common Share Warrants for the purchase of Common Shares. Common Share Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Common Share Warrants will be issued under a separate warrant agreement (each, a “Warrant Agreement”) to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the “Warrant Agent”). The Warrant Agent will act solely as an agent of the Company in connection with the Common Share Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Share Warrants. The following sets forth certain general terms and provisions of the Common Share Warrants offered hereby. Further terms of the Common Share Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

The applicable Prospectus Supplement will describe the terms of the Common Share Warrants in respect of which this Prospectus is being delivered, including, when applicable, the following: (1) the title of such Common Share Warrants; (2) the aggregate number of such Common Share Warrants; (3) the price or prices at which such Common Share Warrants will be issued; (4) the number of Common Shares purchasable upon exercise of such Common Share Warrants; (5) the designation and terms of the other Offered Securities with which such Common Share Warrants are issued and the number of such Common Share Warrants issued with each such Offered Security; (6) the date, if any, on and after which such Common Share Warrants and the related Common Shares will be separately transferable; (7) the price at which each Common Share purchasable upon exercise of such Common Shares Warrants may be purchased; (8) the date on which the right to exercise such Common Share Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Common Share Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any; (11) a discussion of certain federal income tax considerations; and (12) any other terms of such Common Share Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Share Warrants.

Reference is made to the section captioned “Description of Common Shares” for a general description of the Common Shares to be acquired upon the exercise of the Common Share Warrants, including a description of certain restrictions on the ownership of the Common Shares. Common Shares that may be acquired upon the exercise of Common Share Warrants directly or constructively held by an investor, but not Common Shares issuable with respect to the exercise of Common Share Warrants held by others, are deemed to be outstanding (a) at the time of acquisition of the Common Share Warrants, and (b) prior to the exercise of the Common Share Warrants, for purposes of determining the percentage ownership of Common Shares held by such investor.

DESCRIPTION OF PREFERRED SHARES

The Articles authorize the issuance of up to (i) 3,000,000 Class A Cumulative Preferred Shares, without par value (the “Class A Shares”), (ii) 3,000,000 Class B Cumulative Preferred Shares, without par value (the “Class B Shares”), and (iii) 3,000,000 Noncumulative Preferred Shares, without par value (the “Noncumulative Shares”) (the Class A Shares, the Class B Shares and the Noncumulative Shares, collectively the “Preferred Shares”). Of the 3,000,000 Class B Shares, 400,000 have been designated as “Class B Series I Cumulative Preferred Shares.” On June 7, 2010, the Company redeemed all 193,050 outstanding 8.70% Class B Series II Cumulative Redeemable Preferred Shares ($250 liquidation preference per share).

The following descriptions of the classes of Preferred Shares set forth certain general terms and provisions of each class of Preferred Shares to which any Prospectus Supplement may relate. The statements below describing each class of Preferred Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Articles, which will be further amended by the Board of Directors in connection with the fixing by the Board of Directors of certain terms of the Preferred Shares as provided below.

General

The Class A Shares, the Class B Shares and the Noncumulative Shares rank on a parity with each other and are identical to each other, except (1) that dividends on the Class A Shares and the Class B Shares will be cumulative, while dividends on the Noncumulative Shares will not be cumulative, and (2) in respect of the following matters and the matters enumerated below that, pursuant to the terms of the Articles and subject to Ohio law, such matters may be fixed by the Board of Directors with respect to each series of each class of Preferred Shares prior to the issuance thereof: (a) the designation of the series which may be by distinguishing number, letter or title, (b) the authorized number of shares of the series, which number the Board of Directors may (except when otherwise provided in the creation of the series) increase or decrease from time to time before or after the issuance thereof (but not below the number of shares thereof then outstanding), (c) the dividend rate or rates of the series, including the means by which such rates may be established, (d) with respect to the Class A Shares and the Class B Shares, the date or dates from which dividends shall accrue and be cumulative and, with respect to all Preferred Shares, the date on which and the period or periods for which dividends, if declared, shall be payable, including the means by which such dates and periods may be established, (e) redemption rights and prices, if any, (f) the terms and amounts of the sinking fund, if any, (g) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (h) whether the shares of the series shall be convertible into Common Shares or shares of any other class and, if so, the conversion rate or rates or price or prices, any adjustments thereof and all other terms and conditions upon which such conversion may be made, and (i) restrictions on the issuance of shares of the same or any other class or series.

Reference is made to the Prospectus Supplement relating to the Preferred Shares offered thereby for specific terms, including:

(1) The class, series and title of such Preferred Shares;

(2) The number of shares of such Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;

(3) The dividend rate or rates, period or periods and payment date or dates or method of calculation thereof applicable to such Preferred Shares;

(4) The date from which dividends on such Preferred Shares shall accumulate, if applicable;

(5) The procedures for any auction or remarketing of such Preferred Shares;

(6) The provision for any sinking fund for such Preferred Shares;

(7) The provision for redemption, if applicable, of such Preferred Shares;

(8) Any listing of such Preferred Shares on any securities exchange;

(9) Any terms and conditions upon which such Preferred Shares will be convertible into Common Shares of the Company, including the conversion price (or manner of calculation thereof);

(10) Whether interests in such Preferred Shares will be represented by Depositary Shares;

(11) Any other specific terms, preferences, rights, limitations or restrictions of or on such Preferred Shares;

(12) A discussion of federal income tax considerations applicable to such Preferred Shares;

(13) The relative ranking and preferences of such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

(14) Any limitations on issuance of securities ranking senior to or on a parity with such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

(15) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

The Preferred Shares will, when issued, be fully paid and nonassessable and will have no preemptive rights.

Rank

All Preferred Shares will, when issued, rank (i) on a parity with all other Preferred Shares with respect to dividend rights (subject to dividends on Noncumulative Shares being noncumulative) and rights upon liquidation, dissolution or winding up of the Company, (ii) senior to all classes of Common Shares of the Company and to all other equity securities ranking junior to such Preferred Shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company; (iii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company; and (iv) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Shares, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

Dividends

The holders of each series of each class of Preferred Shares are entitled to receive, if, when and as declared, out of funds legally available therefore, dividends in cash at the rate determined for such series and no more, payable on the dates fixed for such series, in preference to the holders of Common Shares and of any other class of shares ranking junior to the Preferred Shares. With respect to each series of Class A Shares and Class B Shares, such dividends will be cumulative from the dates fixed for the series. With respect to each series of Noncumulative Preferred Shares, dividends will not be cumulative (i.e., if the Board of Directors fails to declare a dividend payable on a dividend payment date on any Noncumulative Shares, the holders of such series of Noncumulative Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay any dividend for such period, whether or not dividends on such series of Noncumulative Shares would be declared to be payable on any future dividend payment date). Each such dividend will be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

If Preferred Shares of any series of any class are outstanding, no dividends may be paid upon or declared or set apart for any series of Preferred Shares for any dividend period unless at the same time (i) a like proportionate dividend for the dividend periods terminating on the same or any earlier date for all shares of all series of such class then issued and outstanding and entitled to receive such dividend (but, if such series are series of Noncumulative Shares, then only with respect to the current dividend period), ratably in proportion to the respective annual dividend rates fixed therefore, shall have been paid upon or declared or set apart and (ii) the dividends payable for the dividend periods terminating on the same or any earlier date for all other classes of Preferred Shares then issued and outstanding and entitled to receive such dividends (but, with respect to Noncumulative Shares, only with respect to the then current dividend period), ratably in proportion to the respective dividend rates fixed therefore, shall have been paid upon or declared or set apart.

So long as any series of Preferred Shares is outstanding, no dividend, except a dividend payable in Common Shares or other shares ranking junior to such series of Preferred Shares, shall be paid or declared or any distribution made, except as aforesaid, in respect of the Common Shares or any other shares ranking junior to such series of Preferred Shares, nor shall any Common Shares or any other shares ranking junior to such series of Preferred Shares be purchased, retired or otherwise acquired by the Company, except out of the proceeds of the sale of Common Shares or other shares of the Company ranking junior to such series of Preferred Shares received by the Company subsequent to the date of first issuance of such series of Preferred Shares, unless (i) all accrued and unpaid dividends on all classes of Preferred Shares then outstanding, including the full dividends for all current dividend periods (except, with respect to Noncumulative Shares, for the then current dividend period only), shall have been declared and paid or a sum sufficient for payment thereof set apart, and (ii) there shall be no arrearages with respect to the redemption of any series of any class of Preferred Shares from any sinking fund provided for such class in accordance with the Articles.

The foregoing restrictions on the payment of dividends or other distributions on, or on the purchase, redemption, retirement or other acquisition of, Common Shares or any other shares ranking on a parity with or junior to any class of Preferred Shares will be inapplicable to (i) any payments in lieu of issuance of fractional shares, whether upon any merger, conversion, stock dividend or otherwise, (ii) the conversion of Preferred Shares into Common Shares, or (iii) the exercise by the Company of its rights to repurchase shares of its capital stock in order to preserve its status as a REIT under the Code. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to dividends with such series, all dividends declared upon Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to dividends with such Preferred Shares shall be declared pro rata so that the amount of dividends declared per share on the shares of such series of Preferred Shares shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods for Noncumulative Shares) and such other series bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Shares of such series which may be in arrears.

Any dividend payment made on Preferred Shares will first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

Redemption

If so described in the applicable Prospectus Supplement, a series of a class of Preferred Shares will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which, in the case of Noncumulative Shares, includes only unpaid dividends for the current dividend period) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement.

Except in connection with the repurchase by the Company of shares of its capital stock in order to maintain its qualification as a REIT for federal income tax purposes, the Company may not purchase or redeem (for sinking fund purposes or otherwise) less than all of a class of Preferred Shares then outstanding, except in accordance with a stock purchase offer made to all holders of record of such class, unless all dividends on all Preferred Shares of that class then outstanding for previous and current dividend periods (except, in the case of Noncumulative Shares, dividends for the current dividend period only) shall have been declared and paid or funds therefore set apart and all accrued sinking fund obligations applicable thereto shall have been complied with.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a Preferred Share to be redeemed at the address shown on the stock transfer books of the Company. If fewer than all the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of the Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, and such holders will cease to be shareholders with respect to such shares and such holders shall have no right or claim against the Company with respect to such shares, except only the right to receive the redemption price without interest or to exercise before the redemption date any unexercised privileges of conversion.

Liquidation Preference

In the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, the holders of any series of any class of Preferred Shares shall be entitled to receive in full out of the assets of the Company, including its capital, before any amount shall be paid or distributed among the holders of the Common Shares or any other shares ranking junior to such series, the amounts fixed by the Board of Directors with respect to such series and set forth in the applicable Prospectus Supplement plus an amount equal to all dividends accrued and unpaid thereon (except, with respect to Noncumulative Shares, dividends for the current dividend period only) to the date of payment of the amount due pursuant to such liquidation, dissolution or winding up the affairs of the Company. After payment to the holders of the Preferred Shares of the full preferential amounts to which they are entitled, the holders of Preferred Shares, as such, shall have no right or claim to any of the remaining assets of the Company.

If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective numbers of shares. The merger or consolidation of the Company into or with any other corporation, or the sale, lease or conveyance of all or substantially all of the assets of the Company shall not constitute a dissolution, liquidation or winding up of the Company.

Voting Rights

Holders of Preferred Shares will not have any voting rights, except as set forth below and as from time to time required by law.

If and when the Company is in default in the payment of (or, with respect to Noncumulative Shares, has not paid or declared and set aside a sum sufficient for the payment of) dividends on any series of any class of Preferred Shares at the time outstanding, for a number of consecutive dividend payment periods which in the aggregate contain at least 540 days, all holders of shares of such class, voting separately as a class, together and combined with all other Preferred Shares upon which like voting rights have been conferred and are exercisable, will be entitled to elect a total of two members of the Board of Directors, which voting right shall be vested (and any additional directors shall serve) until all accrued and unpaid dividends (except, with respect to Noncumulative Shares, only dividends for the then current dividend period) on such Preferred Shares then outstanding shall have been paid or declared and a sum sufficient for the payment thereof set aside for payment.

The affirmative vote of the holders of at least two-thirds of a class of Preferred Shares at the time outstanding, voting separately as a class, given in person or by proxy either in writing or at a meeting called for the purpose, shall be necessary to effect either of the following:

(1) The authorization, creation or increase in the authorized number of any shares, or any security convertible into shares, in either case ranking prior to such class of Preferred Shares; or

(2) Any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the Articles or the Code of Regulations which affects adversely and materially the preferences or voting or other right of the holders of such class of Preferred Shares which are set forth in the Articles; provided, however, neither the amendment of the Articles so as to authorize, create or change the authorized or outstanding number of a class of Preferred Shares or of any shares ranking on a parity with or junior to such class of Preferred Shares nor the amendment of the provisions of the Code of Regulations so as to change the number or classification of directors of the Company shall be deemed to affect adversely and materially preferences or voting or other rights of the holders of such class of Preferred Shares.

Without limiting the provisions described above, under Ohio law, holders of each class of Preferred Shares will be entitled to vote as a class on any amendment to the Articles, whether or not they are entitled to vote thereon by the Articles, if the amendment would (i) increase or decrease the par value of the shares of such class, (ii) change the issued shares of such class into a lesser number of shares of such class or into the same or different number of shares of another class, (iii) change the express terms or add express terms of the shares of the class in any manner substantially prejudicial to the holders of such class, (iv) change the express terms of issued shares of any class senior to the particular class in any manner substantially prejudicial to the holders of shares of the particular class, (v) authorize shares of another class that are convertible into, or authorize the conversion of shares of another class into, shares of the particular class, or authorize the directors to fix or alter conversion rights of shares of another class that are convertible into shares of the particular class, (vi) reduce or eliminate the stated capital of the Company, (vii) substantially change the purposes of the Company, or (viii) change the Company into a nonprofit corporation.

If, and only to the extent, that (i) a class of Preferred Shares is issued in more than one series and (ii) Ohio law permits the holders of a series of a class of capital stock to vote separately as a class, the affirmative vote of the holders of at least two-thirds of each series of such class of Preferred Shares at the time outstanding, voting separately as a class, given in person or by proxy either in writing or at a meeting called for the purpose of voting on such matters, shall be required for any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the Articles or the Code of Regulations which affects adversely and materially the preferences or voting or other rights of the holders of such series which are set forth in the Articles; provided, however, neither the amendment of the Articles so as to authorize, create or change the authorized or outstanding number of a class of Preferred Shares or of any shares ranking on a parity with or junior to such class of Preferred Shares nor the amendment of the provisions of the Code of Regulations so as to change the number or classification of directors of the Company shall be deemed to affect adversely and materially the preference or voting or other rights of the holders of such series.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would be required shall be effected, all outstanding shares of such series of Preferred Shares shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion Rights

The terms and conditions, if any, upon which shares of any series of any class of Preferred Shares are convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of such Preferred Shares or the Company, the events requiring an adjustment of the conversion price, and provisions affecting conversion upon the occurrence of certain events.

Restrictions on Ownership

With certain limited exceptions, our Second Amended and Restated Articles of Incorporation, as amended and supplemented to date (collectively the “Articles”), prohibit the ownership of more than 4% of our outstanding common shares and more than 9.8% of the shares of any series of any class of our preferred shares by any person, unless we grant a waiver. See Risk Factors and Article IV of our Articles for further information.

DESCRIPTION OF DEPOSITARY SHARES

General

The Company may issue receipts (“Depositary Receipts”) for Depositary Shares, each of which will represent a fractional interest or a share of a particular series of a class of Preferred Shares, as specified in the applicable Prospectus Supplement. Preferred Shares of each series of each class represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a “Deposit Agreement”) among the Company, the depositary named therein (such depositary or its successor, the “Preferred Shares Depositary”) and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of the particular series of a class of Preferred Shares represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Shares represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Shares by the Company to the Preferred Shares Depositary, the Company will cause the Preferred Shares Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the following summary of the form thereof filed as an exhibit to the Registration Statement of which this Prospectus is a part is qualified in its entirety by reference thereto. On June 7, 2010, the Company redeemed all 1,930,500 outstanding Depositary Shares, each representing one-tenth of a share of 8.70% Class B Cumulative Redeemable Preferred Shares.

Dividends and Other Distributions

The Preferred Shares Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Shares to the record holders of the Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holder, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Shares Depositary.

In the event of a distribution other than in cash, the Preferred Shares Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Shares Depositary, unless the Preferred Shares Depositary determines that it is not feasible to make such distribution, in which case the Preferred Shares Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

Withdrawal of Shares

Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Shares Depositary (unless the related Depositary Shares have previously been called for redemption), the holders thereof will be entitled to delivery at such office, to or upon such holder’s order, of the number of whole or fractional Preferred Shares and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Shares on the basis of the proportion of Preferred Shares represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such Preferred Shares will not thereafter be entitled to receive Depositary Shares therefore. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of Preferred Shares to be withdrawn, the Preferred Shares Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

Redemption of Depositary Shares

Whenever the Company redeems Preferred Shares held by the Preferred Shares Depositary, the Preferred Shares Depositary will redeem as of the same redemption date the number of Depositary Shares representing the Preferred Shares so redeemed, provided the Company shall have paid in full to the Preferred Shares Depositary the redemption price of the Preferred Shares to be redeemed plus an amount equal to any accrued and unpaid dividends (except, with respect to Noncumulative Shares, dividends for the current dividend period only) thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Shares. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by the Preferred Shares Depositary by lot.

After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the Preferred Shares Depositary.

Voting of the Underlying Preferred Shares

Upon receipt of notice of any meeting at which the holders of the Preferred Shares are entitled to vote, the Preferred Shares Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Shares. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Shares) will be entitled to instruct the Preferred Shares Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Shares represented by such holder’s Depositary Shares. The Preferred Shares Depositary will vote the amount of Preferred Shares represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Shares Depositary in order to enable the Preferred Shares Depositary to do so. The Preferred Shares Depositary will abstain from voting the amount of Preferred Shares represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares.

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, each holder of a Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each Preferred Share represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

Conversion of Preferred Shares

The Depositary Shares, as such, are not convertible into Common Shares or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Shares Depositary with written instructions to the Preferred Shares Depositary to instruct the Company to cause conversion of the Preferred Shares represented by the Depositary Shares evidenced by such Depositary Receipts into whole Common Shares, other Preferred Shares of the Company or other shares of capital stock, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Shares to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, one or more new Depositary Receipts will be issued for any Depositary Shares not to be converted. No fractional Common Shares will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Shares on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

The form of Depositary Receipt evidencing the Depositary Shares which represent the Preferred Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Shares Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts will not be effective unless such amendment has been approved by the existing holders of at least a majority of the Depositary Shares evidenced by the Depositary Receipts then outstanding.

The Deposit Agreement may be terminated by the Company upon not less than 30 days’ prior written notice to the Preferred Shares Depositary if (i) such termination is to preserve the Company’s status as a REIT or (ii) a majority of each class of Preferred Shares affected by such termination consents to such termination, whereupon the Preferred Shares Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional Preferred Shares as are represented by the Depositary Shares evidenced by such Depositary Receipts. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Shares in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Shares or (iii) each related Preferred Share shall have been converted into capital stock of the Company not so represented by Depositary Shares.

Charges of Preferred Shares Depositary

The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Shares Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of the Preferred Shares Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

Resignation and Removal of Depositary

The Preferred Shares Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Shares Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Shares Depositary. A successor Preferred Shares Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The Preferred Shares Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Shares Depositary with respect to the related Preferred Shares.

Neither the Preferred Shares Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Shares Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence, gross negligence or willful misconduct, and the Company and the Preferred Shares Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or Preferred Shares represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Shares Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Shares represented thereby for deposit, holders of Depositary Receipts or other persons believed to be competent to give such information, and on documents believed to be genuine and signed by a proper party.

If the Preferred Shares Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Shares Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

CERTAIN ANTI-TAKEOVER PROVISIONS

The Company’s stock ownership limitations (see Risk Factors and the Articles for further information) and Shareholder’s Rights Plan (see Risk Factors) may discourage a takeover otherwise considered favorable by shareholders. In addition, certain provisions of Ohio law may have the effect of discouraging or rendering more difficult an unsolicited acquisition of a corporation or its capital stock to the extent the corporation is subject to such provisions. The Company has opted out of one such provision. The provisions remaining applicable to the Company are described below.

Chapter 1704 of the Ohio Revised Code which prohibits certain business combinations and transactions between an “issuing public corporation” and an “interested shareholder” for at least three years after the interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the interested shareholder attains 10% ownership. An “issuing public corporation” is an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. An “interested shareholder” is a beneficial owner of 10% or more of the shares of a corporation. Examples of transactions regulated by Chapter 1704 include the disposition of assets, mergers and consolidations, voluntary dissolutions and the transfer of shares.

Subsequent to the three-year period, a transaction subject to Chapter 1704 may take place provided that certain conditions are satisfied, including:

(i) prior to the interested shareholder’s share acquisition date, the board of directors approved the purchase of shares by the interested shareholder;

(ii) the transaction is approved by the holders of shares with at least 66 2/3% of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the Ohio law interested shareholder; or

(iii) the business combination results in shareholders, other than the Ohio law interested shareholder, receiving a fair price plus interest for their shares.

Section 1704 of the Ohio Revised Code may have the effect of deterring certain potential acquisitions of the Company which may be beneficial to shareholders.

Section 1707.041 of the Ohio Revised Code regulates certain tender offer “control bids” for corporations in Ohio with fifty or more shareholders that have significant Ohio contacts (as defined in that statute) and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of material federal income tax considerations regarding our company and the securities we are registering. This summary is based on current law, is for general information only and is not tax advice. The tax treatment to holders of our securities will vary depending on a holder’s particular situation, and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of securities in light of his or her personal investments or tax circumstances, or to certain types of holders subject to special treatment under the federal income tax laws except to the extent discussed under the subheadings “— Taxation of Tax-Exempt Shareholders” and “— Taxation of Non-U.S. Shareholders.” In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to holders of our securities.

The information in this section is based on the Code, current, temporary and proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service, or the IRS (including its practices and policies as expressed in certain private letter rulings which are not binding on the IRS except with respect to the particular taxpayers who requested and received such rulings), and court decisions, all as of the date of this prospectus supplement. Future legislation, Treasury Regulations, administrative interpretations and practices and court decisions may adversely affect, perhaps retroactively, the tax considerations described herein. We have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment and the statements in this prospectus supplement are not binding on the IRS or any court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or sustained by a court if challenged by the IRS.

You are advised to consult your tax advisor regarding the specific tax consequences to you of the acquisition, ownership and sale of our securities, including the federal, state, local, foreign and other tax consequences of such acquisition, ownership and sale and of potential changes in applicable tax laws.

Taxation of Our Company

General.  We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Code commencing with our taxable year ending December 31, 1993. We intend to continue to operate in this manner.

The law firm of Baker & Hostetler LLP has acted as our tax counsel in connection with our election to be taxed as a REIT. It is the opinion of Baker & Hostetler LLP that we have qualified as a REIT under the Code for our taxable years ended December 31, 1993 through December 31, 2009, we are organized in conformity with the requirements for qualification as a REIT, and our current and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code for our taxable year ending December 31, 2010 and for future taxable years. It must be emphasized that the opinion of Baker & Hostetler LLP is based upon certain assumptions and representations as to factual matters made by us, including representations made by us in a representation letter and certificate provided by one of our officers and our factual representations set forth herein and in registration statements previously filed with the SEC. Any variation from the factual statements set forth herein, in registration statements previously filed with the SEC, or in the representation letter and certificate we have provided to Baker & Hostetler LLP may affect the conclusions upon which its opinion is based.

The opinion of Baker & Hostetler LLP is based on existing law as contained in the Code and Treasury Regulations promulgated thereunder, in effect on the date of the opinion, and the interpretations of such provisions and Treasury Regulations by the IRS and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively, and to possibly different interpretations. Baker & Hostetler LLP will have no obligation to advise us or the holders of our securities of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that the opinion represents Baker & Hostetler LLP’s best judgment of how a court would decide if presented with the issues addressed therein but, because opinions of counsel are not binding upon the IRS or any court, there can be no assurance that contrary positions may not successfully be asserted by the IRS. Moreover, our qualification and taxation as a REIT depends upon our ability, through actual annual operating results and methods of operation, to satisfy various qualification tests imposed under the Code, such as distributions to shareholders, asset composition levels, gross income tests and diversity of stock ownership, the actual results of which are not reviewed by Baker & Hostetler LLP on a continuing basis. In addition, our ability to qualify as a REIT also depends in part upon the operating results, organizational structure and entity classification for federal income tax purposes of certain affiliated entities, the status of which may not have been reviewed by Baker & Hostetler LLP. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy the requirements for qualification and taxation as a REIT.

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our taxable income that is distributed currently to our shareholders. This treatment substantially eliminates the “double taxation” (once at the corporate level when earned and once again at the shareholder level when distributed) that generally results from investment in a C corporation. However, we will be subject to federal income tax as follows:

First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

Second, we may be subject to the “alternative minimum tax” on our items of tax preference under certain circumstances.

Third, if we have (a) net income from the sale or other disposition of “foreclosure property” (defined generally as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property, and which includes certain foreign currency gains and deductions recognized after July 30, 2008) which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest U.S. federal corporate income tax rate on this income.

Fourth, we will be subject to a 100% tax on any net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business).

Fifth, if we fail to satisfy the 75% or 95% gross income tests (as described below) due to reasonable cause and not due to willful neglect, but have maintained our qualification as a REIT because we satisfied certain other requirements, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amounts by which we fail the 75% or 95% gross income tests multiplied by (b) a fraction intended to reflect our profitability.

Sixth, if we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for the year, (b) 95% of our REIT capital gain net income for the year (other than certain long-term capital gains for which we make a Capital Gains Designation (defined below) and on which we pay the tax), and (c) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

Seventh, if we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be subject to tax at the highest regular corporate tax rate on the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that we will not make an election pursuant to existing Treasury Regulations to recognize such gain at the time we acquire the asset.

Eighth, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a “taxable REIT subsidiary” of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Ninth, if we fail to satisfy any of the REIT asset tests, as described below, by more than a de minimis amount, due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

Tenth, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the shareholder) and would receive a credit or refund for its proportionate share of the tax we paid.

Requirements for Qualification as a REIT.  The Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4) that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5) that is beneficially owned by 100 or more persons;

(6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year;

(7) that meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions;

(8) that elects to be a REIT, or has made such election for a previous year, and satisfies the applicable filing and administrative requirements to maintain qualification as a REIT; and

(9) that adopts a calendar year accounting period.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a “look-through” exception with respect to pension funds.

We believe that we have satisfied each of the above conditions. In addition, our Second Amended and Restated Articles of Incorporation and code of regulations provide for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. In general, if we fail to satisfy these share ownership requirements, our status as a REIT will terminate. However, if we comply with the rules in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares, and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries and Taxable REIT Subsidiaries.  In the case of a REIT which is a partner in a partnership, or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, based on its interest in partnership capital, subject to special rules relating to the 10% REIT asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and items of gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of partnerships and limited liability companies taxed as partnerships, in which we are, directly or indirectly through other partnerships or limited liability companies taxed as partnerships, a partner or member, are treated as our assets and items of income for purposes of applying the REIT qualification requirements described in this prospectus supplement (including the income and asset tests described below).

A corporation qualifies as a qualified REIT subsidiary, or a QRS, if 100% of its outstanding stock is held by us, and we do not elect to treat the corporation as a taxable REIT subsidiary, as described below. A QRS is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a QRS are treated as our assets, liabilities and items of income, deduction and credit for all purposes of the Code, including the REIT qualification tests. For this reason, references to our income and assets include the income and assets of any QRS. A QRS is not subject to federal income tax, and our ownership of the voting stock of a QRS is ignored for purposes of determining our compliance with the ownership limits described below under “— Asset Tests.”

A taxable REIT subsidiary, or a TRS, is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with the REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to income tax as a regular C corporation. In addition, a TRS may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of a TRS will not be subject to the 10% or 5% asset tests described below, and its operations will be subject to the provisions described above.

Income Tests.  We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year at least 75% of our gross income (excluding gross income from prohibited transactions and certain real estate liability hedges) must be derived directly or indirectly from investments relating to real property or mortgages secured by real property, including “rents from real property” and, in certain circumstances, interest, or certain types of temporary investment income. Second, in each taxable year at least 95% of our gross income (excluding gross income from prohibited transactions and certain real estate liability hedges) must be derived directly or indirectly from income from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

Rents from Real Property.  Rents we receive will qualify as “rents from real property” for purposes of satisfying the gross income tests for a REIT described above only if all of the following conditions are met:

•	The amount of rent must not be based in any way on the income or profits of any person, although rents generally will not be excluded solely because they are based on a fixed percentage or percentages of gross receipts or gross sales.

•	We, or an actual or constructive owner of 10% or more of our capital stock, must not actually or constructively own 10% or more of the interests in the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from such tenant that is our TRS, however, will not be excluded from the definition of “rents from real property” as a result of this condition if either at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a TRS in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of outstanding stock of such TRS.

•	Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.”

•	For rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property (subject to a 1% de minimis exception), other than through an independent contractor from whom the REIT derives no revenue or through a TRS. The REIT may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Any amounts we receive from a TRS with respect to the TRS’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We do not intend to charge rent for any property that is based in whole or in part on the net income or profits of any person (except by reason of being based on a percentage of gross receipts or sales, as heretofore described), and we do not intend to rent any personal property (other than in connection with a lease of real property where less than 15% of the total rent is attributable to personal property). We directly perform services under certain of our leases, but such services are not rendered to the occupant of the property. Furthermore, these services are usual and customary management services provided by landlords renting space for occupancy in the geographic areas in which we own property. To the extent that the performance of any services provided by us would cause amounts received from our tenants to be excluded from rents from real property, we intend to hire a TRS, or an independent contractor from whom we derive no revenue, to perform such services.

Interest.  The term “interest” generally does not include any amount received or accrued (directly or indirectly) if the determination of some or all of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Hedging Transactions.  From time to time, we may enter into hedging transactions with respect to our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts.

Commencing with our 2005 taxable year, income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test, but not the 75% gross income test. For hedging transactions entered into after July 30, 2008, income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” means either (1) any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) for transactions entered into after July 30, 2008, any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging or similar transactions so as not to jeopardize our status as a REIT.

Prohibited Transactions Income.  A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business”

depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•	the REIT has held the property for not less than four years (or, for sales made after July 30, 2008, two years);

•	the aggregate expenditures made by the REIT, or any partner of the REIT, during the four-year period (or, for sales made after July 30, 2008, two-year period) preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

•	either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Code Section 1033 applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) for sales made after July 30, 2008, the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

•	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least four years (or, for sales made after July 30, 2008, two years) for the production of rental income; and

•	if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

We will attempt to comply with the terms of the safe-harbor provision in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.” We may, however, form or acquire a taxable REIT subsidiary to hold and dispose of those properties we conclude may not fall within the safe-harbor provisions.

Foreign Currency Gain.  Certain foreign currency gains recognized after June 30, 2008 will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% gross income test. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property. Because passive foreign exchange gain includes real estate foreign exchange gain, real estate foreign exchange gain is excluded from gross income for purposes of both the 75% and 95% gross income test. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Income Tests.  If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

(i) following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

(ii) our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above, even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Penalty Tax.  Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by one of our TRSs, and redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of the amount actually paid over, in general, an arm’s-length amount for such rent, payment of interest or other payment.

Asset Tests.  At the close of each quarter of each taxable year, we also must satisfy four tests relating to the nature and composition of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instruments that are purchased with the proceeds of a stock offering or public offering of debt having a maturity of at least five years, but only for the one-year period beginning on the date we receive such proceeds. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test. Third, of the investments included in the 25% asset class, and except for investments in another REIT, a QRS or a TRS, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code. Fourth, no more than 25% of the value of our assets (20% for taxable years beginning before January 1, 2009) may be comprised of securities of one or more TRSs.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe we have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests. If we failed to cure any noncompliance with the asset tests within the 30 day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we fail to satisfy the asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% REIT asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered. For violations due to reasonable cause and not willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a REIT under any of the asset tests, after the 30 day cure period, by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset test within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets and (iii) disclosing certain information to the IRS. Although we expect to satisfy the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance we will always be successful. If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements.  To maintain our qualification as a REIT, we are required to distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to the sum of 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and 90% of our net income (after tax), if any, from foreclosure property; minus the excess of the sum of certain items of noncash income (i.e., income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable) over 5% of “REIT taxable income” as described above.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset on the date we acquired the asset over (b) our adjusted basis in the asset on the date we acquired the asset.

We must pay the distributions described above in the taxable year to which they relate, or, alternatively, in the taxable year following the taxable year to which they relate, provided we either (1) declare the distributions before timely filing the tax return for the taxable year to which the distributions relate and pay the distributions on or before the first regular dividend payment after such declaration or (2) declare the distributions in October, November or December of the taxable year to which they relate, payable to the shareholders of record on a specified date in such month and pay the distributions in January of the following taxable year. The distributions described in (1) are taxable to our shareholders (other than, in certain circumstances, tax-exempt entities) in the taxable year in which they are paid, even though the distributions relate to the prior taxable year for purposes of our 90% distribution requirement. The distributions described in (2), however, are taxable to our shareholders (other than, in certain circumstances, tax-exempt entities) in the taxable year in which they are declared. The amount distributed must not be preferential — i.e., every shareholder of the class of stock to which a distribution is made must be treated the same as every other shareholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. We believe we have made and intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements.

We generally expect that our REIT taxable income will be less than our cash flow because of the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements because of timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable share dividends.

Under certain circumstances, we may be able to rectify a failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the IRS based on the amount of any deduction taken for deficiency dividends.

In addition, we would be subject to a 4% excise tax to the extent we fail to distribute during each calendar year (or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year) at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year (other than certain long-term capital gains for which we make a Capital Gains Designation (as discussed below) and on which we pay the tax), and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

Earnings and Profits Distribution Requirement.  In order to qualify as a REIT, we cannot have at the end of any taxable year any undistributed “earnings and profits” that are attributable to a “C corporation” taxable year (i.e., a year in which a corporation is neither a REIT nor an S corporation).

We intend to make timely distributions to satisfy the annual distribution requirements.

Failure to Qualify

Specified cure provisions may be available to us in the event that we violate a provision of the Code that would result in our failure to qualify as a REIT. These cure provisions would reduce the instances that could lead to our disqualification as a REIT for violations due to reasonable cause and would instead generally require the payment of a monetary penalty. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us, and we will not be required to distribute any amounts to our shareholders. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income to the extent of our current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Taxation of Taxable U.S. Shareholders

The following summary describes certain federal income tax consequences to U.S. shareholders with respect to an investment in our shares. This discussion does not address the tax consequences to persons who receive special treatment under the federal income tax law. Shareholders subject to special treatment include, without limitation, insurance companies, financial institutions or broker-dealers, tax-exempt organizations, shareholders holding securities as part of a conversion transaction, or a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships and persons who are not citizens or residents of the United States.

As used herein, the term “U.S. Shareholder” means a holder of shares who, for United States federal income tax purposes:

(i) is a citizen or resident of the United States;

(ii) is a corporation or other entity classified as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

(iii) is an estate the income of which is subject to United States federal income taxation regardless of its source; or

(iv) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. Shareholders.

If a partnership is a beneficial owner of our shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership are encouraged to consult their tax advisors about the U.S. federal income tax consequences of the purchase, ownership and disposition of our shares.

Distributions Generally.  As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, generally will constitute dividends taxable to our taxable U.S. Shareholders as ordinary income. For purposes of determining whether distributions to holders of shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred shares and then to our common shares. These distributions will not be eligible for the dividends-received deduction in the case of U.S. Shareholders that are corporations.

Because we generally are not subject to federal income tax on the portion of our REIT taxable income distributed to our shareholders, our ordinary dividends generally are not eligible for the reduced 15% rate available to most non-corporate taxpayers through 2010, and will continue to be taxed at the higher tax rates applicable to ordinary income. However, the reduced 15% rate does apply to our distributions:

(i) designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions continue to be subject to tax at a 25% rate);

(ii) to the extent attributable to dividends received by us from non-REIT corporations or other taxable REIT subsidiaries; and

(iii) to the extent attributable to income upon which we have paid corporate income tax (for example, if we distribute taxable income that we retained and paid tax on in the prior year).

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. Shareholder. This treatment will reduce the adjusted basis which each U.S. Shareholder has in his shares of stock for tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a U.S. Shareholder’s adjusted basis in his shares will be taxable as capital gains (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months shall be treated as both paid by us and received by the shareholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

Stock Dividends.  The IRS recently issued a revenue procedure regarding the tax treatment of stock distributions paid by a REIT. Under that guidance, which applies to distributions declared on or before December 31, 2012 with respect to taxable years ending on or before December 31, 2011, a REIT may pay up to 90% of a distribution in common stock. No determination has been made as to whether we will make future distributions in a combination of cash and common shares that meet the IRS requirements. Paying all or a portion of our dividend in a combination of cash and common shares would allow us to satisfy our REIT taxable income distribution requirement, while enhancing our financial flexibility and balance sheet strength.

If we make a dividend distribution in a combination of cash and common shares that satisfies the revenue procedure, a U.S. Shareholder generally would include the sum of the value of the common shares and the amount of cash received in its gross income as dividend income to the extent that such U.S. Shareholder’s share of the distribution is made out of its share of the portion of our current and accumulated earnings and profits allocable to such distribution. The value of any common shares received as part of a distribution generally is equal to the amount of cash that could have been received instead of the common shares. Depending on the circumstances of the U.S. Shareholder, the tax on the distribution may exceed the amount of the distribution received in cash, in which case such U.S. Shareholder would have to pay the tax using cash from other sources. If a U.S. Shareholder sells the common shares it receives as a dividend in order to pay this tax and the sales proceeds are less than the amount required to be included in income with respect to the dividend, such U.S. Shareholder could have a capital loss with respect to the common shares sale that could not be used to offset such dividend income. A U.S. Shareholder that receives common shares pursuant to a distribution generally has a tax basis in such common shares equal to the amount of cash that could have been received instead of such common shares as described above, and a holding period in such common shares that begins on the day following the payment date for the distribution.

Capital Gain Distributions.  Distributions that we properly designate as capital gain dividends (and undistributed amounts for which we properly make a capital gains designation) will be taxable to U.S. Shareholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the period of time we have held the assets which produced these gains, and on certain designations, if any, which we may make, these gains may be taxable to non-corporate U.S. Shareholders at either a 15% or a 25% rate, depending on the nature of the asset giving rise to the gain. Corporate U.S. Shareholders may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

Passive Activity Losses and Investment Interest Limitations.  Distributions we make and gain arising from the sale or exchange by a U.S. Shareholder of our shares will be treated as portfolio income. As a result, U.S. Shareholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. Shareholder may elect to treat capital gain dividends, capital gains from the disposition of stock and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the shareholder will be taxed at ordinary income rates on such amount. Other distributions we make (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will not be treated as investment income under certain circumstances.

Retention of Net Long-Term Capital Gains.  We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, on a “Capital Gains Designation”, we would pay tax on our retained net long-term capital gains. In addition, to the extent we make a Capital Gains Designation, a U.S. Shareholder generally would:

(i) include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount that is includable);

(ii) be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. Shareholder’s long-term capital gains;

(iii) receive a credit or refund for the amount of tax deemed paid by it;

(iv) increase the adjusted basis of its shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

(v) in the case of a U.S. Shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated.

Dispositions of Shares.  Generally, if you are a U.S. Shareholder and you sell or dispose of your shares, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the shares as a capital asset and will be long-term capital gain or loss if you have held the shares for more than one year. However, if you are a U.S. Shareholder and you recognize loss upon the sale or other disposition of shares that you have held for six months or less (after applying certain holding period rules), the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from us which were required to be treated as long-term capital gains. All or a portion of any loss a U.S. Shareholder realizes upon a taxable disposition of our shares may be disallowed if the U.S. Shareholder purchases substantially identical stock within the 61-day period beginning 30 days before and ending 30 days after the disposition.

The maximum tax rate for individual taxpayers on net long-term capital gains (i.e., the excess of net long-term capital gain over net short-term capital loss) is 15% for most assets. In the case of individuals whose ordinary income is taxed at a 10% or 15% rate, the 15% rate is reduced to 5%. Absent future legislation, the maximum tax rate on long-term capital gains will return to 20% for tax years beginning after December 31, 2010.

Information Reporting and Backup Withholding.  We report to our U.S. Shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Shareholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status. See “— Taxation of Non-U.S. Shareholders.”

Recently Enacted Legislation.  Recently enacted legislation will impose a 3.8% Medicare tax on the net investment income (which includes taxable dividends and gross proceeds of a disposition of our common shares) of certain individuals, trusts, and estates for taxable years beginning after December 31, 2012. (See “— Taxation of Non-U.S. Shareholders” below for a discussion of other recently enacted legislation which may be relevant to an investment in our common shares for certain non-U.S. Shareholders.)

Taxation of Tax-Exempt Shareholders

The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income, or UBTI, when received by a tax-exempt entity. Based on that ruling, dividend income from us will not be UBTI to a tax-exempt shareholder so long as the tax-exempt shareholder (except certain tax-exempt shareholders described below) has not held its shares as “debt financed property” within the meaning of the Code (generally, shares, the acquisition of which was financed through a borrowing by the tax exempt shareholder) and the shares are not otherwise used in a trade or business. Similarly, income from the sale of shares will not constitute UBTI unless a tax-exempt shareholder has held its shares as “debt financed property” within the meaning of the Code or has used the shares in its trade or business.

For tax-exempt shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” may be treated as UBTI as to certain types of trusts that hold more than 10% (by value) of the interests in the REIT.

A REIT will not be a “pension held REIT” if it is able to satisfy the “not closely held” requirement without relying upon the “look-through” exception with respect to certain trusts. We do not expect to be classified as a “pension held REIT,” but because our shares are publicly traded, we cannot guarantee this will always be the case.

Tax-exempt shareholders are encouraged to consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of an investment in our shares.

Taxation of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of non-U.S. Shareholders (defined below) are complex. This section is only a summary of such rules. We urge non-U.S. Shareholders to consult their own tax advisors to determine the impact of foreign, federal, state, and local income tax laws on ownership of shares, including any reporting requirements. As used herein, the term “non-U.S. Shareholder” means any taxable beneficial owner of our shares (other than a partnership or entity that is treated as a partnership for U.S. federal income tax purposes) that is not a taxable U.S. Shareholder.

Ordinary Dividends.  A non-U.S. Shareholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests (as defined below) and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable income tax treaty reduces or eliminates the tax. Under some treaties, however, rates below 30% that are applicable to ordinary income dividends from U.S. corporations may not apply to ordinary income dividends from a REIT or may apply only if the REIT meets certain additional conditions. If a distribution is treated as effectively connected with the non-U.S. Shareholder’s conduct of a U.S. trade or business, however, the non-U.S. Shareholder generally will be subject to the federal income tax and the federal alternative minimum tax (subject to a special adjustment for non-resident alien individuals) on the distribution, in the same manner as taxable U.S. Shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. Shareholder that is a non-U.S. corporation unless the rate is reduced or eliminated by an applicable income tax treaty).

Return of Capital.  Except possibly with respect to gains subject to FIRPTA (as described below), a non-U.S. Shareholder will not incur tax on a distribution to the extent it exceeds our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of its shares. Instead, such distribution in excess of earnings and profits will reduce the adjusted basis of such shares. A non-U.S. Shareholder will be subject to tax to the extent a distribution exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares, if the non-U.S. Shareholder otherwise would be subject to tax on gain from the sale or disposition of its shares, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution just as we would withhold on a dividend. However, a non-U.S. Shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Capital Gain Dividends.  Provided that a particular class of our shares is “regularly traded” on an established securities market in the United States, and the non-U.S. Shareholder does not own more than 5% of the shares of such class at any time during the one-year period preceding the distribution, then amounts distributed with respect to those shares that are designated as capital gains from our sale or exchange of

U.S. real property interests are treated as ordinary dividends taxable as described above under “— Ordinary Dividends.”

If the foregoing exception does not apply, for example, because the non-U.S. Shareholder owns more than 5% of our shares, the non-U.S. Shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of U.S. real property interests under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, and would generally be required to file a U.S. federal income tax return. The term “U.S. real property interests” includes certain interests in real property and shares in corporations at least 50% of whose assets consists of interests in real property, but excludes mortgage loans and mortgage-backed securities. Under FIRPTA, a non-U.S. Shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. Shareholder. A non-U.S. Shareholder thus would be taxed on such a distribution at the normal capital gain rates applicable to taxable U.S. Shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). A corporate non-U.S. Shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on distributions subject to FIRPTA. We must withhold 35% of any distribution that we could designate as a capital gain dividend. However, if we make a distribution and later designate it as a capital gain dividend, then (although such distribution may be taxable to a non-U.S. Shareholder) it is not subject to withholding under FIRPTA. Instead, we must make up the 35% FIRPTA withholding from distributions made after the designation, until the amount of distributions withheld at 35% equals the amount of the distribution designated as a capital gain dividend. A non-U.S. Shareholder may receive a credit against its FIRPTA tax liability for the amount we withhold, provided that the required information is timely supplied to the IRS.

Distributions to a non-U.S. Shareholder that we designate at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to our disposition of a U.S. real property interest generally will not be subject to U.S. federal income taxation, except as described below under “— Sale of Stock.”

Stock Dividends.  The IRS recently issued a revenue procedure regarding the tax treatment of stock distributions paid by a REIT. Under that guidance, which applies to distributions declared on or before December 31, 2012 with respect to taxable years ending on or before December 31, 2011, a REIT may pay up to 90% of a distribution in common stock. No determination has been made as to whether we will make future distributions in a combination of cash and common shares that meet the IRS requirements.

Such distributions would, however, be subject to withholding tax in the same manner as described herein under “— Ordinary Dividends” and “— Capital Gain Dividends.”

Sale of Stock.  A non-U.S. Shareholder generally will not incur tax under FIRPTA on gain from the sale of its shares as long as we are a “domestically controlled REIT.” A “domestically controlled REIT” is a REIT in which at all times during a specified testing period non-U.S. persons hold, directly or indirectly, less than 50% in value of the shares. We believe that we are currently a “domestically controlled REIT.” Because our common shares are publicly traded, however, we cannot guarantee that we are or will continue to be a domestically controlled REIT. In addition, a non-U.S. Shareholder that owns, actually or constructively, 5% (as determined under applicable Treasury Regulations) or less of a class of our outstanding shares at all times during a specified testing period will not incur tax under FIRPTA on a sale of such shares if the shares are “regularly traded” on an established securities market.

If neither of these exceptions were to apply, the gain on the sale of the shares would be taxed under FIRPTA, in which case a non-U.S. Shareholder would be required to file a U.S. federal income tax return and would be taxed in the same manner as taxable U.S. Shareholders with respect to such gain (that is, the non-U.S. Shareholder generally would be subject to the federal income tax and the federal alternative minimum tax (subject to a special adjustment for non-resident alien individuals) on the sale), and, if the sold shares were not regularly traded on an established securities market or we were not a domestically-controlled REIT, the purchaser of the shares may be required to withhold and remit to the IRS 10% of the purchase price. Additionally, a corporate non-U.S. Shareholder may also be subject to the 30% branch profits tax on gains from the sale of shares taxed under FIRPTA.

A non-U.S. Shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. Shareholder’s U.S. trade or business, in which case the non-U.S. Shareholder will be subject to the same treatment as taxable U.S. Shareholders with respect to such gain, or (2) the non-U.S. Shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. Shareholder will incur a 30% tax on his capital gains. Capital gains dividends not subject to FIRPTA will be subject to similar rules. A non-U.S. Shareholder that is treated as a corporation for U.S. federal income tax purposes and has effectively connected income (as described in the first point above) may also, under certain circumstances, be subject to an additional branch profits tax, which is generally imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits, at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty.

Information Reporting and Backup Withholding.  We must report annually to the IRS and to each non-U.S. Shareholder the amount of distributions paid to such holder and the tax withheld with respect to such distributions, regardless of whether withholding was required. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which the non-U.S. Shareholder resides under the provisions of an applicable income tax treaty.

Backup withholding and additional information reporting will generally not apply to distributions to a non-U.S. Shareholder provided that the non-U.S. Shareholder certifies under penalty of perjury that the Shareholder is a non-U.S. Shareholder, or otherwise establishes an exemption. Backup withholding is not an additional tax and may be credited against a non-U.S. Shareholder’s U.S. federal income tax liability or refunded to the extent excess amounts are withheld, provided that the required information is timely supplied to the IRS.

Recently Enacted Legislation.  Beginning after December 31, 2012, recently enacted legislation will generally impose a 30% withholding tax on dividends and proceeds from a disposition of our common shares paid to (i) a foreign financial institution (as such term is defined in Section 1471(d)(4) of the Code) unless such institution enters into an agreement with the United States Treasury Department to collect and disclose information regarding United States account holders of such institution (including certain account holders that are foreign entities with United States owners) and satisfies certain other requirements, and (ii) certain other non-U.S. entities unless such entity provides the payor with a certification identifying the direct and indirect United States owners of the entity and complies with certain other requirements. Under certain circumstances, a non-U.S. Shareholder may be eligible for refunds or credits of such taxes. Non-U.S. Shareholders are encouraged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on an investment in the common shares.

State and Local Tax Consequences

We may be subject to state or local taxation or withholding in various state or local jurisdictions, including those in which we transact business and our shareholders may be subject to state or local taxation or withholding in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax treatment discussed above. In addition, your state and local tax treatment may not conform to the federal income tax treatment discussed above. You are encouraged to consult your own tax advisors regarding the effect of state and local tax laws on an investment in our shares.

PLAN OF DISTRIBUTION

The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale, or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company’s agents to offer and sell the Offered Securities upon the terms and conditions set forth in an applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions from the underwriters or commissions from the purchasers for whom they may act as agent.

Any compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company’s agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts (“Contracts”) providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less or more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

The Prospectus Supplement will explain whether or not the Offered Securities will be listed on a national securities exchange. The Company cannot assure you that there will be a market for any of the Offered Securities.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the Offered Securities as well as certain legal matters described under “Federal Income Tax Considerations” have been passed upon for the Company by Baker & Hostetler LLP, Cleveland, Ohio. Albert T. Adams, a director of the Company, is a partner in Baker & Hostetler LLP. Certain legal matters with respect to the Offered Securities may be passed upon by counsel for any underwriters, dealers or agents, each of whom will be named in the related Prospectus Supplement.

8,000,000 Shares

Associated Estates Realty Corporation

Common Shares
$13.60 per Share

PROSPECTUS SUPPLEMENT

SEPTEMBER 28, 2010

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